EXHIBIT 99.31

EXECUTION COPY

ROGERS WIRELESS INC.,
Issuer

And

JPMORGAN CHASE BANK,
Trustee

_______________________

INDENTURE

Dated as of November 30, 2004

_______________________

8.00% Senior Subordinated Notes due 2012

RECONCILIATION AND TIE BETWEEN TRUST INDENTURE ACT OF 1939 AND INDENTURE, DATED AS OF NOVEMBER 30, 2004*

TRUST INDENTURE ACT SECTION		INDENTURE SECTION

Section 310	(a)(1)	609
	(a)(2)	609
	(b)	608, 610
Section 312	(c)	701
Section 314	(a)	703
	(a)(4)	1011
	(b)	1202
	(c)(1)	103
	(c)(2)	103
	(e)	103
Section 315	(b)	602
Section 316	(a)
(last sentence)		101 (“Outstanding”)
	(a)(1)(A)	502, 512
	(a)(1)(B)	513
	(b)	508
	(c)	105
Section 317	(a)(1)	503
	(a)(2)	504
	(b)	1003
Section 318	(a)	108

_____________
*    This reconciliation and tie shall not, for any purpose, be deemed to be part of the Indenture.

i

v

EXHIBITS

A	-	Provisions for Inter-Company Deeply Subordinated Debt

B	-	Provisions for Inter-Company Subordinated Debt

C	-	Form of Certificate to be delivered in connection with Transfers from Restricted Global Security to Regulation S Global Security

D	-	Form of Certificate to be delivered in connection with Transfers from Regulation S Global Security to Restricted Global Security

E	-	Form of Certificate for Transfer or Exchange after two years

F	-	Form of Company Subordination Agreement with Agent

G	-	Form of Company Subordination Agreement with the Senior Debt Trustees

INDENTURE dated as of November 30, 2004 between Rogers Wireless Inc., a corporation organized under the Canada Business Corporations Act (hereinafter called the “Company”), and JPMorgan Chase Bank, N.A., a national banking association organized under the laws of the United States, as trustee (hereinafter called the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company has duly authorized the creation of and issue of its 8.00% Senior Subordinated Notes due 2012 (hereinafter called the “Initial Securities”) and 8.00% Exchange Senior Subordinated Notes due 2012 (hereinafter called the “Exchange Securities” and, together with the Initial Securities, the “Securities”), of substantially the tenor and amount hereinafter set forth, and to provide therefor the Company has duly authorized the execution and delivery of this Indenture;

WHEREAS, upon the effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, this Indenture will be subject to, and shall be governed by, applicable provisions of the Trust Indenture Act; and

WHEREAS, all things necessary have been done to make the Securities, when executed and duly issued by the Company and authenticated and delivered hereunder by the Trustee, the valid obligations of the Company, and to make this Indenture a valid agreement of the Company, each in accordance with their respective terms.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:

ARTICLE ONE

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101.  DEFINITIONS.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(b) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(c) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles in Canada;

(d) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(e) the words “include”, “includes” and “including” as used herein shall be deemed in each case to be followed by the phrase “without limitation”; and

(f) the words “amendment or refinancing” as used herein shall be deemed in each case to refer to any amendment, renewal, extension, substitution, refinancing, restructuring, restatement, replacement, supplement or other modification of any instrument or agreement; the words “amended or refinanced” shall have a correlative meaning.

Certain terms, used principally in Articles Five and Ten, are defined in those Articles.

“Additional Securities” means up to an unlimited additional aggregate principal amount of Securities that may be issued under a supplemental indenture after the date that the Securities are first issued by the Company and authenticated by the Trustee under this Indenture, which shall rank pari passu with the Securities initially issued in all respects.

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the Redemption Date.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agent” means the agent bank under the Bank Credit Agreement and any future agent under the Bank Credit Agreement.

“Agent Member” means any members of, or participants in, the Depositary.

“Applicable Procedures” means applicable procedures of the Depositary, Euroclear System or Clearstream Banking, societe anonyme, as the case may be.

“Bank Credit Agreement” means the Amended and Restated Credit Agreement dated as of March 15, 1997, as amended by a first amendment agreement dated as of April 12, 2001 and as further amended by a second amendment agreement dated as of October 8, 2004, in each case between the Company and the Banks as in effect on the date of this Indenture and as such agreement may be further amended, restated, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time, and includes any agreement (i) extending the maturity of all or any portion of the Debt thereunder, (ii) adding additional borrowers or guarantors thereunder, (iii) modifying the amount, terms and conditions, covenants and other provisions thereof and (iv) any agreement (and related document) governing Debt incurred to refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such agreement or successor credit agreement, whether by the same or any other lender.

“bank credit facility” means any credit agreement or working capital facility among the Company and/or its Subsidiaries and one or more lenders, as such credit agreement or working capital facility may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified (including with other lenders) from time to time, regardless of whether any other credit agreement or working capital facility or any portion thereof was outstanding or in effect at the time of such amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplement or modification.

“Banks” means the lenders from time to time who are parties to the Bank Credit Agreement.

“Board of Directors” means the board of directors of the Company or any duly authorized committee of such board.

“Board Resolution” means a copy of a resolution certified by the General Counsel, Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions and trust companies in The City of New York or the City of Toronto are authorized or obligated by law, regulation or executive order to be closed.

“Canadian Dollars”, “Cdn Dollars” and “Cdn$” each mean lawful currency of Canada.

“Capital Lease Obligation” means, with respect to any Person, an obligation incurred or assumed in the ordinary course of business under or in connection with any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or equivalents (however designated) of such Person’s capital stock whether now outstanding or issued after the date of this Indenture, including, without limitation, all Common Stock and Preferred Stock.

“cash equivalents” means money, certified cheques, demand deposit accounts held by the Deed Trustee or other instruments or investments of equivalent liquidity and safety.

“Commission” means the United States Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Common Stock” means, with respect to any Person, any and all shares, interests and participations (however designated and whether voting or non-voting) in such Person’s common equity, whether now outstanding or issued after the date of this Indenture, and includes, without limitation, all series and classes of such common stock.

“Company” means the Person named as the “Company” in the first paragraph of this Indenture, until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor Person. To the extent necessary to comply with the requirements of the provisions of Trust Indenture Act Sections 310 through 317 as they are applicable to the Company, the term “Company” shall include any other obligor with respect to the Securities for the purposes of complying with such provisions.

“Company Request” or “Company Order” means a written request or order signed in the name of the Company by any two of the following officers: its Chairman of the Board of Directors, any Vice Chairman, its President, any Executive Vice President, any Senior Vice President, any Vice President, its Treasurer, its Secretary or its General Counsel, and delivered to the Trustee.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Securities being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt of comparable maturity to the remaining term of the Securities.

“Comparable Treasury Price” means, with respect to any Redemption Date, the average of the Reference Treasury Dealer Quotations for the Redemption Date.

“Corporate Trust Office” means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered. At the date of execution of this Indenture, the Corporate Trust Office of the Trustee is located at 4 New York Plaza, 15th Floor, New York, New York 10004.

“Debt” means, with respect to any Person, without duplication and (except as provided in clause (ii) below) without regard to any interest component thereof (whether actual or imputed) that is not due and payable:

(i) money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;

(ii) the face amount of any drafts of a corporation in Canadian Dollars and accepted by a Canadian lender for discount in Canada;

(iii) all obligations (whether or not with respect to the borrowing of money) which are evidenced by bonds, debentures, notes or similar instruments or not so evidenced but which would be considered to be indebtedness for borrowed money in accordance with GAAP;

(iv) all liabilities upon which interest charges are customarily paid by such Person;

(v) shares of Disqualified Stock not held by the Company or a wholly-owned Subsidiary;

(vi) Capital Lease Obligations, Purchase Money Obligations and Supplier Obligations, determined in each case in accordance with GAAP; and

(vii) any guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in clauses (i) through (vi) above;

provided that “Debt” shall not include trade payables and accrued liabilities which are current liabilities incurred in the ordinary course of business.

“Deed of Trust” means the Amended and Restated Deed of Trust and Mortgage dated as of March 15, 1997, between the Company and the Deed Trustee, as amended by the First Supplemental Deed of Trust and Mortgage dated March 19, 1997, as in effect on the date hereof and as such agreement may be amended, restated, supplemented or otherwise modified from time to time.

“Deed Trustee” means National Trust Company, a trust company subsisting under the laws of the Province of Ontario, Canada and its successors and assigns, as trustee under the Deed of Trust.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Depositary” means The Depository Trust Company, its nominees and their respective successors.

“Designated Senior Indebtedness” means all Senior Indebtedness under the Bank Credit Agreement.

“Disqualified Stock” means any Capital Stock of the Company which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Securities, for cash or securities constituting Debt; provided that shares of Preferred Stock of the Company that are issued with the benefit of provisions requiring a change in control offer to be made for such shares in the event of a change in control of the Company, which provisions have substantially the same effect as the relevant provisions of Sections 501 and 516 hereof, shall not be deemed to be “Disqualified Stock” solely by virtue of such provisions.  For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Event of Default” has the meaning specified in Article Five.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and as in force at the date as of which this instrument was executed.

“Exchange Offer” means the exchange offer that may be effected pursuant to the Registration Rights Agreement.

“Exchange Offer Registration Statement” means the Exchange Offer Registration Statement as defined in the Registration Rights Agreement.

“Exchange Securities” has the meaning stated in the first recital of this Indenture and refers to any Exchange Securities containing terms substantially identical to, and evidencing the same indebtedness as, the Initial Securities (except that such Exchange Securities shall not contain terms with respect to transfer restrictions) that are issued and exchanged for the Initial Securities in accordance with the Exchange Offer, as provided for in the Registration Rights Agreement and this Indenture.

“Existing Secured Securities” means securities evidencing indebtedness under the Company’s 10 1/2% Senior Secured Notes due 2006, 9 5/8% Senior Secured Notes due 2011, 6 3/8% Senior (Secured) Notes due 2014 and 9 3/4% Senior Secured Debentures due 2016.

“Fitch IBCA” means Fitch IBCA or any successor to such rating agency business thereof.

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles, in effect in Canada, as applied from time to time, by the Company in the preparation of its consolidated financial statements.

“Holder” means a Person in whose name a Security is registered in the Security Register.

“Indenture” means this instrument as originally executed (including all exhibits and schedules hereto) and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

“Indenture Obligations” means the obligations of the Company and any other obligor hereunder or under the Securities to pay principal of (and premium, if any) and interest on the Securities when due and payable at Maturity and any Additional Amounts, and all other amounts due or to become due under or in connection with this Indenture, the Securities and the performance of all other obligations to the Trustee (including all amounts due to the Trustee under Section 607 hereof) and the Holders under this Indenture and the Securities, according to the terms hereof and thereof.

“Initial Securities” has the meaning stated in the first recital of this Indenture.

“Inter-Company Deeply Subordinated Debt” means all indebtedness of the Company for money borrowed from Rogers Entities under which payments by the Company with respect thereto are subordinated to the Securities in the manner and to the extent set forth in Exhibit A hereto and in respect of which the agreement or instrument evidencing such indebtedness contains or incorporates by reference the provisions of Exhibit A hereto for the benefit of the Trustee and the Holders.

“Inter-Company Subordinated Debt” means all indebtedness of the Company for money borrowed from Rogers Entities and under which payments by the Company with respect thereto are subordinated to the Securities in the manner and to the extent set forth in Exhibit B hereto and in respect of which the agreement or instrument evidencing such indebtedness contains or incorporates by reference the provisions of Exhibit B for the benefit of the Trustee and the Holders.

“Interest Payment Date” means the Stated Maturity of an installment of interest on the Securities.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by S&P, Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by Fitch IBCA.

“Lien” means any mortgage, charge, pledge, lien, privilege, security interest, hypothecation and transfer, lease of real property or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

“Maturity” when used with respect to any Security means the date on which the principal of (and premium, if any) and interest on such Security becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to such rating agency business thereof.

“Non-Payment Event of Default” means any event (other than a Payment Default) the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Indebtedness.

“Officers’ Certificate” means a certificate signed by any two of the following officers of the Company: its Chairman, any Vice Chairman, its President, any Executive Vice President, any Senior Vice President, any Vice President, its Treasurer, its Secretary or its General Counsel, and delivered to the Trustee. Each such certificate shall include the statements provided for in applicable provisions of the Trust Indenture Act and shall comply with Section 103.

“Opinion of Counsel” means a written opinion of counsel, who may be counsel for the Company, and who shall be acceptable to the Trustee. Each such opinion shall include the statements provided for in applicable provisions of the Trust Indenture Act and shall comply with Section 103.

“Outstanding” when used with respect to Securities means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(a) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(b) Securities, or portions thereof, for whose payment, redemption or purchase money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided that if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(c) Securities, except to the extent provided in Sections 402 and 403, with respect to which the Company has effected defeasance or covenant defeasance as provided in Article Four; and

(d) Securities in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to them that such Securities are held by a bona fide purchaser in whose hands the Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of Outstanding Securities have given any request, demand, direction, consent or waiver hereunder, Securities owned by the Company, or any other obligor upon the Securities or any Affiliate of the Company or such other obligor, shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, direction, consent or waiver, only Securities which the Trustee knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or such other obligor.

“Paying Agent” means any Person authorized by the Company to pay the principal of (or premium, if any) or interest on any Securities on behalf of the Company.

“Payment Default” means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of (or premium, if any) or interest on, or any other amount payable in connection with Designated Senior Indebtedness.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof, or any other entity.

“Predecessor Security” of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 308 in exchange for a mutilated security or in lieu of a lost, destroyed or stolen Security shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Security.

“Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person’s preferred or preference stock whether now outstanding or issued after the date of this Indenture, and includes, without limitation, all classes and series of preferred or preference stock.

“Purchase Money Obligations” means, with respect to any Person, obligations, other than Capital Lease Obligations and Supplier Obligations, incurred or assumed in the ordinary course of business in connection with the purchase of property to be used in the business of such Person.

“QIB” means a Qualified Institutional Buyer pursuant to Rule 144A.

“Quotation Agent” means Citigroup Global Markets Inc. or such other Reference Treasury Dealer appointed by the Company.

“Rating Agencies” means S&P, Fitch IBCA and Moody’s, and each of such Rating Agencies is referred to individually as a “Rating Agency”.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change in Control and (ii) public notice of the occurrence of a Change in Control or of the intention of the Company to effect a Change in Control.

“Rating Decline” means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change in Control or of the intention by the Company to effect a Change in Control (which period may be extended so long as the rating of the Securities is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (a) in the event the Securities are assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of such Securities by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (b) in the event the Securities are rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of such Securities by at least two of the three Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“RCI” means Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia, and its successors and assigns.

“Redemption Date”, when used with respect to any Securities to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price”, when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Reference Treasury Dealer” means (1) Citigroup Global Markets Inc.  or its successors; provided, however, that if it shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Company shall substitute for it another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding the Redemption Date.

“Registration Rights Agreement” means the Registration Rights Agreement among the Company and the Initial Purchasers named therein, dated as of November 30, 2004, relating to the Securities.

“Registration Statement” means the Registration Statement as defined in the Registration Rights Agreement.

“Regular Record Date” for the interest payable on any Interest Payment Date means the June 1 or December 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

“Regulation S” means Regulation S under the Securities Act.

“Responsible Officer”, when used with respect to the Trustee, means the chairman or any vice-chairman of the board of directors, the chairman or vice-chairman of the executive committee of the board of directors, the president, any vice president, any assistant vice president, the secretary, any assistant secretary, the treasurer, any assistant treasurer, the cashier, any assistant cashier, any trust officer or assistant trust officer, the controller and any assistant controller or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Restricted Subsidiary” means any Subsidiary of the Company that, at the time of determination, has been designated as a “Restricted Subsidiary” under any of the agreements or indentures governing Senior Indebtedness, provided that if at the time of determination there is no Senior Indebtedness outstanding, “Restricted Subsidiary” shall mean a Significant Subsidiary, as such term is defined under Regulation S-X.

“Rogers Entities” means RCI and its Affiliates.

“Rule 144A” means Rule 144A under the Securities Act.

“Securities Act” means the United States Securities Act of 1933, as amended, and as in force at the date as of which this instrument was executed.

“Security” and “Securities” have the meaning set forth in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture. For all purposes of this Indenture, the term “Securities” shall include any Additional Securities that may be issued under a supplemental indenture and any Exchange Securities to be issued and exchanged for any Initial Securities in accordance with the Exchange Offer provided for in the Registration Rights Agreement and this Indenture and, for purposes of this Indenture, all Initial Securities, Additional Securities and Exchange Securities shall vote together as one series of Securities under this Indenture.

“Senior Indebtedness” means, with respect to the Company, any liability or obligation secured by Trust Bonds or by liens ranking prior to the liens securing Trust Bonds (such as a lien given to secure a Supplier Obligation as contemplated by the Deed of Trust) and, without duplication, the principal of (and premium, if any) and interest on and other amounts due on or in connection with any Debt of the Company whether outstanding on the date of this Indenture or thereafter created, incurred or assumed. Without limiting the generality of the foregoing, “Senior Indebtedness” shall include the principal of and premium, if any, and interest on all obligations of every nature of the Company from time to time owed to the Banks or the Agent under the Bank Credit Agreement or to the holders of or the trustees with respect to the Existing Secured Securities and Senior Notes.

Notwithstanding the foregoing, “Senior Indebtedness” shall not include (A) Debt evidenced by the Securities, (B) Debt of the Company that is expressly subordinated in right of payment to any Senior Indebtedness of the Company, or the Securities, (C) Debt of the Company that by operation of law is subordinated to any general unsecured obligations of the Company, (D) Debt of the Company, to the extent incurred in violation of Section 1008, (E) Inter-Company Subordinated Debt or Inter-Company Deeply Subordinated Debt or Debt of the Company to any Subsidiary, (F) any liability for Canadian federal, provincial or local taxes or U.S. federal, state or local taxes or other taxes, owed or owing by the Company and (G) trade payables owed or owing by the Company.

“Senior Notes” means securities evidencing indebtedness under the Company’s U.S.$550,000,000 Floating Rate Senior (Secured) Notes due 2010, Cdn$460,000,000 7.625% Senior (Secured) Notes due 2011, U.S.$470,000,000 7.25% Senior (Secured) Notes due 2012, and U.S.$550,000,000 7.50% Senior (Secured) Notes due 2015.

“Shelf Registration Statement” means the Shelf Registration Statement as defined in the Registration Rights Agreement.

“Special Record Date” means a date fixed by the Trustee for the payment of any Defaulted Interest pursuant to Section 309.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., or any successor to such rating agency business thereof.

“Stated Maturity”, when used with respect to any Security or any installment of interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of interest is due and payable.

“Subsidiary” means any firm, corporation or other legal entity in which the Company, the Company and one or more Subsidiaries or one or more Subsidiaries owns, directly or indirectly, a majority of the Voting Shares or has, directly or indirectly, the right to elect a majority of the board of directors, if it is a corporation, or the right to make or control its management decisions, if it is some other Person.

“Supplier Obligations” means any obligation of the Company on a Consolidated basis incurred or assumed in the ordinary course of business and in favor of a supplier or other Person for the deferred purchase price of goods supplied to the Company or any other Restricted Subsidiary in respect of which goods the Deed Trustee has postponed its prior security interest in favor of such supplier or other Person and in respect of which the Company shall have delivered a notice to the Deed Trustee which notice sets forth (i) the name of such supplier or other Person, (ii) a brief description of the supply agreement governing such Supplier Obligations and (iii) the amount of the Supplier Obligations that may be incurred or assumed under such agreement.

“Trust Bonds” means any bonds issued by the Company under the Deed of Trust.

“Trust Indenture Act” means the United States Trust Indenture Act of 1939, as amended, and as in force at the date as of which this instrument was executed, except as provided in Section 905.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture, until a successor shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean such successor Trustee.

“U.S. Dollars”, “United States Dollars”, “U.S.$” and the symbol “$” each mean lawful currency of the United States of America.

“Voting Shares” means any Capital Stock having voting power under ordinary circumstances to vote in the election of a majority of the directors of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

SECTION 102.  OTHER DEFINITIONS.

DEFINED TERM	IN SECTION

Act	105
Additional Amounts	1010
Bankruptcy Law	501
Bankruptcy Order	501
Base Currency	116
Change in Control	501
Change in Control Offer	516
Change in Control Purchase Date	516

DEFINED TERM	IN SECTION

Change in Control Purchase Notice	516
Change in Control Purchase Price	516
Change in Control Triggering Event	501
Clearstream, Luxembourg	201
Covenant Defeasance	403
Custodian	501
Defaulted Interest	309
defeasance	402
Edward S. Rogers	501
Euroclear	201
Excluded Holder	1010
Family Percentage Holding	501
First Currency	117
Global Securities	201
incorporated provision	108
judgment currency	116
Member of the Rogers Family	501
Notice of Default	501
Other Currency	117
Parent Company	801
Permitted Junior Securities	1202
Permitted Residuary Beneficiary	501
Perpetuity Date	501
Private Placement Legend	202
Qualified Persons	501
Qualifying Trust	501
rate(s) of exchange	116
Regulation S Global Securities	201
Relevant Person	119
Restricted Global Securities	201
Security Register	305
Security Registrar	305
Senior Debt Trustees	1208
Subordinated Obligations	1201
Subordination Documents	1012
Taxes	1010
turnover amounts	1012
U.S. Government Obligations	404

SECTION 103.  COMPLIANCE CERTIFICATES AND OPINIONS.

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture (including any covenant compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion (other than the certificates required by Section 1011) with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with or satisfied; and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with or satisfied.

SECTION 104.  FORM OF DOCUMENTS DELIVERED TO THE TRUSTEE.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 105.  ACTS OF HOLDERS.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by their agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Trust Indenture Act Section 315) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient.

(c) The ownership of Securities shall be proved by the Security Register.

(d) If the Company shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of such Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so.  Notwithstanding Trust Indenture Act Section 316(c), any such record date shall be the record date specified in or pursuant to such Board Resolution, which shall be a date not more than 30 days prior to the first solicitation of Holders generally in connection therewith and no later than the date such solicitation is completed.

If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Securities then Outstanding have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for this purpose the Securities then Outstanding shall be computed as of such record date; provided that no such request, demand, authorization, direction, notice, consent, waiver or other Act by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

(e) Any request, demand, authorization, direction, notice, consent, waiver or other Act by the Holder of any Security shall bind every future Holder of the same Security or the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done, suffered or omitted to be done by the Trustee, any Paying Agent or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

(f) For all purposes of this Indenture, all Initial Securities, Exchange Securities and any Additional Securities shall vote together as one series of Securities under this Indenture.

SECTION 106.  NOTICES, ETC., TO TRUSTEE AND COMPANY.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(a) the Trustee by any Holder or the Company shall be sufficient for every purpose hereunder if made, given, furnished or delivered, in writing, to or with the Trustee at its Corporate Trust Office, Attention: Institutional Trust Services; and

(b) the Company by the Trustee or any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or delivered in writing to the Company in care of Rogers Communications Inc., 10th Floor, 333 Bloor Street East, Toronto, Ontario, Canada, M4W 1G9, Attention: Lorraine Daly, Vice President, Treasurer, with a copy to Senior Vice President, Finance and Chief Financial Officer of the Company, One Mt. Pleasant Road, 16th Floor, Toronto, Ontario, Canada, M4Y 2Y5, or, in either case, at any other address previously furnished in writing to the Trustee.

SECTION 107.  NOTICE TO HOLDERS; WAIVER.

Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at its address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Any notice mailed to a Holder in the aforesaid manner shall be conclusively deemed to have been received by such Holder when mailed whether or not actually received by such Holder. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause, it shall be impracticable to mail notice of any event as required by any provision of this Indenture, then any method of giving such notice as shall be satisfactory to the Trustee shall be deemed to be a sufficient giving of such notice.

SECTION 108.  CONFLICT OF ANY PROVISION OF INDENTURE WITH THE TRUST INDENTURE ACT.

Each of the Trustee and the Company agrees to comply with all provisions of the Trust Indenture Act applicable to or binding upon it in connection with this Indenture and any action to be taken hereunder. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of the Trust Indenture Act, such mandatory requirement shall prevail. For greater certainty, if and to the extent that any provision of this Indenture limits, qualifies or conflicts with the duties imposed by Sections 310 to 318, inclusive, of the Trust Indenture Act, or conflicts with any provision (an “incorporated provision”) required by or deemed to be included in this Indenture by operation of such Trust Indenture Act sections, such imposed duties or incorporated provision shall control.

SECTION 109.  EFFECT OF HEADINGS AND TABLE OF CONTENTS.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 110.  SUCCESSORS AND ASSIGNS.

All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

SECTION 111.  SEPARABILITY CLAUSE.

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 112.  BENEFITS OF INDENTURE.

Nothing in this Indenture or in the Securities, express or implied, shall give to any Person (other than the parties hereto and their successors hereunder, any Paying Agent and the Holders) any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 113.  GOVERNING LAW.

This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York. Upon the issuance of the Exchange Securities or the effectiveness of the Shelf Registration Statement, this Indenture shall be subject to the provisions of the Trust Indenture Act that are required or deemed to be part of this Indenture and shall, to the extent applicable, be governed by such provisions.

SECTION 114.  LEGAL HOLIDAYS.

In any case where any Interest Payment Date, Redemption Date, date established for payment of Defaulted Interest pursuant to Section 309, Stated Maturity or Change in Control Purchase Date with respect to any Security shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Securities) payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date, date established for payment of Defaulted Interest pursuant to Section 309, Stated Maturity or Change in Control Purchase Date and no interest shall accrue with respect to such payment for the period from and after such Interest Payment Date, Redemption Date, date established for payment of Defaulted Interest pursuant to Section 309, Stated Maturity or Change in Control Purchase Date, as the case may be, to the next succeeding Business Day.

SECTION 115.  AGENT FOR SERVICE; SUBMISSION TO JURISDICTION; WAIVER OF IMMUNITIES.

By the execution and delivery of this Indenture, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (and any successor entity) (“CT Corporation”), 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Securities or this Indenture that may be instituted in any federal or state court in the State of New York, Borough of Manhattan, or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), and acknowledges that CT Corporation has accepted such designation, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon CT Corporation and written notice of said service to it (mailed or delivered to its Senior Vice President, Finance and Chief Financial Officer at its principal office in Toronto, Canada, with copies to Rogers Communications Inc., in each case as specified in Section 106(b) hereof) shall be deemed in every respect effective service of process upon it in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation in full force and effect so long as this Indenture shall be in full force and effect.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Company hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Securities, to the extent permitted by law.

SECTION 116.  CONVERSION OF CURRENCY.

The Company covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Securities and this Indenture:

(a) (i) If, for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “judgment currency”) an amount due in any other currency (the “Base Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(ii) If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Base Currency originally due.

(b) In the event of the winding-up of the Company at any time while any amount or damages owing under the Securities and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in U.S. Dollars or Canadian Dollars, as the case may be, due or contingently due under the Securities and this Indenture (other than under this Subsection (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (b), the final date for the filing of proofs of claim in the winding-up of the Company shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c) The obligations contained in Subsections (a)(ii) and (b) of this Section 116 shall constitute obligations of the Company separate and independent from its other respective obligations under the Securities and this Indenture, shall give rise to separate and independent causes of action against the Company, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or any of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Company or the liquidator or otherwise or any of them. In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d) The term “rate(s) of exchange” shall mean the rate of exchange quoted by The Toronto-Dominion Bank at its central foreign exchange desk in its head office in Toronto at 12:00 noon (Toronto, Ontario time) for purchases of the Base Currency with the judgment currency other than the Base Currency referred to in Subsections (a) and (b) above and includes any premiums and costs of exchange payable.

(e) The Trustee shall have no duty or liability with respect to monitoring or enforcing this Section 116.

SECTION 117.  CURRENCY EQUIVALENT.

Except as provided in Section 116, for purposes of the construction of the terms of this Indenture or of the Securities, in the event that any amount is stated herein in the currency of one nation (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the currency of any other relevant nation (the “Other Currency”) which is required to purchase such amount in the First Currency at the rate of exchange quoted by The Toronto-Dominion Bank at its central foreign exchange desk in its head office in Toronto at 12:00 noon (Toronto, Ontario time) on the date of determination.

SECTION 118.  NO RECOURSE AGAINST OTHERS.

A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting any of the Securities waives and releases all such liability.

SECTION 119.  RELIANCE ON FINANCIAL DATA.

In computing any amounts under this Indenture,

(i) to the extent relevant in computing any amounts under this Indenture, the Company shall use audited financial statements of the Company, its Subsidiaries, any Person that would become a Subsidiary in connection with the transaction that requires the computation and any Person from which the Company or a Subsidiary has acquired an operating business, or is acquiring an operating business in connection with the transaction that requires the computation (each such Person whose financial statements are relevant in computing any particular amount, a “Relevant Person”) for the period or portions of the period to which the computation relates for which audited financial statements are available on the date of computation and unaudited financial statements and other current financial data based on the books and records of the Relevant Person or Relevant Persons, as the case may be, to the extent audited financial statements for the period or any portion of the period to which the computation relates are not available on the date of computation, and

(ii) the Company shall be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of any Relevant Person that are available on the date of the computation.

SECTION 120.  DOCUMENTS IN ENGLISH.

By common accord, this Indenture, the Securities and all documents related thereto have been or will be drawn up in the English language solely.

ARTICLE TWO

SECURITY FORMS

SECTION 201.  FORMS GENERALLY.

The Initial Securities shall be known as the “8.00% Senior Subordinated Notes due 2012” and the Exchange Securities shall be known as the “8.00% Exchange Senior Subordinated Notes due 2012”, in each case, of the Company. The Securities and the Trustee’s certificate of authentication shall be in substantially the forms set forth in this Article, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution of the Securities (but which shall not affect the rights or duties of the Trustee). Any portion of the text of any Security may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Security.

The definitive Securities shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange on which the Securities may be listed, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

Initial Securities offered and sold in reliance on Rule 144A shall be issued initially in the form of one or more permanent global securities substantially in the form set forth in this Article (the “Restricted Global Securities”) deposited with the Trustee, as custodian for the Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided. The aggregate principal amount of the Restricted Global Securities may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

Initial Securities offered and sold in reliance on Regulation S shall be issued in the form of one or more permanent global securities in registered form substantially in the form set forth in this Article (the “Regulation S Global Securities” and together with the Restricted Global Securities the “Global Securities”). The Regulation S Global Securities will be registered in the name of a nominee of the Depositary and deposited with the Trustee, as custodian of the Depositary, for credit to Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, societe anonyme (“Clearstream, Luxembourg”) for the benefit of the Holders. The aggregate principal amount of the Regulation S Global Security may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

SECTION 202.  RESTRICTIVE LEGENDS.

Unless and until (i) an Initial Security is sold under an effective Registration Statement or (ii) an Initial Security is exchanged for an Exchange Security in connection with an effective Registration Statement, in each case as provided for in the Registration Rights Agreement, each such Restricted Global Security shall bear the following legend (the “Private Placement Legend”) on the face thereof:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE HOLDER HEREOF, BY PURCHASING THIS SECURITY, AGREES FOR THE BENEFIT OF ROGERS WIRELESS INC. THAT THIS SECURITY MAY NOT BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED (X) PRIOR TO THE SECOND ANNIVERSARY OF THE ISSUANCE HEREOF (OR A PREDECESSOR SECURITY HERETO) OR (Y) BY ANY HOLDER THAT WAS AN AFFILIATE OF ROGERS WIRELESS INC. AT ANY TIME DURING THE THREE MONTHS PRECEDING THE DATE OF SUCH TRANSFER, IN EITHER CASE OTHER THAN

(1) TO ROGERS WIRELESS INC.,

(2) SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A (AS INDICATED BY THE BOX CHECKED BY THE TRANSFEROR ON THE CERTIFICATE OF TRANSFER ON THE REVERSE OF THIS SECURITY),

(3) IN AN OFFSHORE TRANSACTION TO NON-U.S. PERSONS THAT OCCURS OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT (AS INDICATED BY THE BOX CHECKED BY THE TRANSFEROR ON THE CERTIFICATE OF TRANSFER ON THE REVERSE OF THIS SECURITY), PROVIDED THAT SUCH NON-U.S. PERSONS AGREE NOT TO RESELL OR OTHERWISE TRANSFER THE SECURITIES IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT, EXCEPT IN ACCORDANCE WITH APPLICABLE CANADIAN SECURITIES LAWS,

(4) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT (INCLUDING, WITHOUT LIMITATION, TO AN INSTITUTION THAT IS AN ACCREDITED INVESTOR OR THE EXEMPTION PROVIDED BY RULE 144 (IF APPLICABLE) UNDER THE SECURITIES ACT), OR

(5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT,

IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION AND SUBJECT TO THE RIGHT OF ROGERS WIRELESS INC. AND THE TRUSTEE PRIOR TO ANY SUCH SALE, PLEDGE OR OTHER TRANSFER PURSUANT TO CLAUSE (4) ABOVE TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATES AND OTHER INFORMATION THEY MAY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS AND THE RIGHT OF ROGERS WIRELESS INC. AND THE TRUSTEE PRIOR TO ANY SUCH SALE, PLEDGE OR OTHER TRANSFER PURSUANT TO CLAUSES (1) THROUGH (5) TO REQUIRE ANY TRANSFER CERTIFICATIONS REQUIRED PURSUANT TO THE INDENTURE GOVERNING THIS SECURITY.

Each Initial Security (and all certificates issued in exchange therefor or in substitution thereof) shall bear the following legend until such legend shall no longer be necessary or advisable because such Security is no longer subject to the restrictions on transfer described therein:

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE SECURITY SHALL NOT TRADE THE SECURITY IN OR TO A PERSON IN ANY PROVINCE OR TERRITORY OF CANADA BEFORE [APRIL 1, 2005], WHICH DATE IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE SECURITY.

Each Exchange Security (and all certificates issued in exchange therefor or in substitution thereof) shall bear a legend in the following form until such legend shall no longer be necessary or advisable because such Security is no longer subject to the restrictions on transfer described therein:

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE SECURITY SHALL NOT TRADE THE SECURITY IN OR TO A PERSON IN ANY PROVINCE OR TERRITORY OF CANADA BEFORE [X], 20[X], WHICH DATE IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE SECURITY.

Each Initial Security sold pursuant to Regulation S shall bear the following legend until such legend shall no longer be necessary or advisable because such Security is no longer subject to the restrictions on transfer described therein:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). PRIOR TO JANUARY 10, 2005 (THE “RESTRICTED PERIOD”), OFFERS OR SALES OF THIS SECURITY MAY NOT BE MADE TO A U.S. PERSON OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON (OTHER THAN A DISTRIBUTOR) (AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE SECURITIES ACT), UNLESS SUCH OFFER OR SALE IS MADE IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT. PRIOR TO THE EXPIRATION OF THE RESTRICTED PERIOD, ANY OFFER OR SALE OF THIS SECURITY IS SUBJECT TO THE RIGHT OF ROGERS WIRELESS INC. AND THE TRUSTEE PRIOR TO ANY SUCH OFFER OR SALE TO REQUIRE CERTIFICATIONS REQUIRED PURSUANT TO THE INDENTURE GOVERNING THIS SECURITY.

Each Global Security, whether or not an Initial Security, shall also bear the following legend on the face thereof:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTIONS 306 AND 307 OF THE INDENTURE GOVERNING THIS SECURITY.

SECTION 203. FORM OF FACE OF SECURITY.

ROGERS WIRELESS INC.

8.00% [Exchange]* SENIOR SUBORDINATED NOTES

DUE 2012

CUSIP ______
No.	U.S.$______

Rogers Wireless Inc., a corporation organized under the Canada Business Corporations Act (herein called the “Company”, which term includes any successor entity under the Indenture hereinafter referred to), for value received, hereby promises to pay to _____ or registered assigns, the principal sum of ______ United States Dollars (or such other amount that may from time to time be indicated on the records of the Trustee as the result of increases or decreases by adjustments made on the records of the Trustee, as the custodian for DTC, in accordance with the rules and procedures of DTC) on December 15, 2012, at the office or agency of the Company referred to below, and to pay interest thereon on June 15, 2005 and semiannually thereafter, on June 15 and December 15 in each year, from November 30, 2004 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 8.00% per annum [subject to adjustment as provided below]**, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date of the Interest Payment Date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the June 1 or December 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.  Any such interest not so punctually paid or duly provided for, and interest on such Defaulted Interest at the interest rate borne by the Securities, to the extent lawful, shall forthwith cease to be payable to the Holder on such Regular Record Date, and may be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

_____________
*  Include only for Exchange Securities.
**  Include only for Initial Securities.

                 [The Holder of this Security is entitled to the benefits of the Registration Rights Agreement, dated as of November 30, 2004, between the Company and the Initial Purchasers named therein (the “Registration Rights Agreement”). In the event that (a) neither the Exchange Offer Registration Statement (as such term is defined in the Registration Rights Agreement) nor a Shelf Registration Statement (as such term is defined in the Registration Rights Agreement) is filed with the Securities and Exchange Commission on or prior to the 150th day following the date of original issue of the Securities, (b) neither the Exchange Offer Registration Statement nor a Shelf Registration Statement has been declared effective on or prior to the 210th calendar day following the date of original issue of the Securities or (c) neither the Exchange Offer (as such term is defined in the Registration Rights Agreement) is consummated nor a Shelf Registration Statement is declared effective on or prior to the 240th day following the date of original issue of the Securities, the interest rate borne by this Security shall be increased by 0.25% per annum following such 150-day period in the case of clause (a) above, following such 210-day period in the case of clause (b) above or following such 240-day period in the case of clause (c) above. The aggregate amount of such increase from the original interest rate pursuant to these provisions shall in no event exceed 0.25% per annum. Upon (x) the filing of either the Exchange Offer Registration Statement or a Shelf Registration Statement after the 150-day period described in clause (a) above, (y) the effectiveness of either the Exchange Offer Registration Statement or a Shelf Registration Statement after the 210-day period described in clause (b) above or (z) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, after the 240-day period described in clause (c) above, the interest rate borne by this Security from the date of such filing, effectiveness or consummation, as the case may be, will be reduced to the interest rate set forth above. The Company shall promptly provide the Trustee with notice of any change in the interest rate borne by this Security.]*

Payment of the principal of (and premium, if any) and interest on this Security will be made at the offices or agencies of the Company maintained for that purpose in The City of New York (which initially shall be the Corporate Trust Office of the Trustee), and if the Company shall designate and maintain an additional office or agency for such purpose, also at such additional office or agency, in U.S. Dollars; provided, however, that payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register; provided further that all payments of the principal of (and premium, if any) and interest on Securities, the Holders of which have given wire transfer instructions to the Company or the Paying Agent at least 10 Business Days prior to the applicable payment date and hold at least U.S.$1,000,000 in principal amount of Securities, will be required to be made by wire transfer of immediately available funds to the accounts specified by such Holders in such instructions. Any such wire transfer instructions received by the Company or the Paying Agent shall remain in effect until revoked by such Holder. Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of this Security to the Paying Agent.

Interest on this Security shall be computed on the basis of a year of twelve 30-day months. For the purposes of the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable multiplied by the actual number of days in the year and divided by 360.

_____________
*  Include only for Initial Securities.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated:	ROGERS WIRELESS INC.

By

By

SECTION 204.  FORM OF REVERSE OF SECURITY.

This Security is one of a duly authorized issue of securities of the Company designated as its 8.00% [Exchange]* Senior Subordinated Notes due 2012 (herein called the “Securities”), which may be issued under an indenture (herein called the “Indenture”) dated as of November 30, 2004 between the Company and JPMorgan Chase Bank, N.A., as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered.

As provided for in the Indenture, the Company may, subject to certain limitations, from time to time, without notice to or the consent of the Holders, create and issue Additional Securities so that such Additional Securities shall be consolidated and form a single series with the Securities initially issued by the Company and shall have the same terms as to status, redemption or otherwise as Securities originally issued. Any Additional Securities shall be issued with the benefit of any indenture supplemental to the Indenture.

The Company will pay to the Holders such Additional Amounts as may become payable under Section 1010 of the Indenture.

______________
*  Include only for Exchange Securities.

On or before each payment date, the Company shall deliver or cause to be delivered to the Trustee or the Paying Agent an amount in U.S. Dollars sufficient to pay the amount due on such payment date.

At any time prior to December 15, 2008, the Securities will be subject to redemption upon not less than 30 nor more than 60 days’ prior notice by first-class mail, at any time, as a whole or in part, in amounts of U.S.$1,000 or an integral multiple of U.S.$1,000, at the option of the Company, at a Redemption Price equal to the greater of: (1) 100% of the principal amount of the Securities, and (2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Securities (not including any portion of the payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 50 basis points, in each case plus accrued interest thereon to the Redemption Date, all as provided in the Indenture.

On or after December 15, 2008, the Securities will be subject to redemption upon not less than 30 nor more than 60 days’ prior notice by first-class mail, at any time, as a whole or in part, in amounts of U.S.$1,000 or an integral multiple of U.S.$1,000, at the option of the Company, at the Redemption Price set forth below, in each case plus accrued interest thereon to the Redemption Date, all as provided in the Indenture. The following Redemption Prices are for Securities redeemed during the 12-month period commencing on December 15 of the years set forth below, and are expressed as percentages of the principal amount.

Year	Redemption Price

2008	104.000%
2009	102.000%
2010 and thereafter	100.000%

The Securities will also be subject to redemption as a whole, but not in part, at the option of the Company at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount plus accrued interest to the Redemption Date, in the event the Company has become or would become obligated to pay, on the next date on which any amount would be payable in respect of the Securities, any Additional Amounts as a result of certain changes affecting Canadian withholding taxes.

In the case of any redemption of Securities, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of record of such Securities, or one or more Predecessor Securities, at the close of business on the relevant Record Date referred to on the face hereof. Securities (or portions thereof) for whose redemption and payment provision is made in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

In the event of redemption of this Security in part only, a replacement Security or Securities for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

If an Event of Default (other than an Event of Default resulting from a Change in Control Triggering Event which is cured by the making and consummation of a Change in Control Offer) shall occur and be continuing, the principal amount of all the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

In addition, it shall be an Event of Default under the Indenture if a Change in Control Triggering Event occurs on or prior to the Maturity of the Securities. The Securities may be accelerated following such an Event of Default as provided in the Indenture unless the Company (or a third party) offers, within 20 Business Days after the occurrence of such Event of Default, to purchase the Securities and purchases the Securities for the Change in Control Purchase Price in cash on the date that is 40 Business Days after the occurrence of the Change in Control Triggering Event from a Holder who delivers and does not withdraw a Change in Control Purchase Notice. Holders have the right to withdraw any Change in Control Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the terms and provisions of the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Security and (b) certain restrictive covenants and the related Defaults and Events of Default, upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Security.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

The Securities are subordinated in right of payment, in the manner and to the extent set forth in the Indenture and in any other agreements entered into by the Trustee, as permitted or required by the Indenture, to acknowledge or effectuate such subordination, to the prior payment in full of all Senior Indebtedness of the Company whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed. Each Holder by its acceptance hereof agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination provided for in the Indenture and appoints the Trustee its attorney-in-fact for such purpose.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable on the Security Register of the Company, upon surrender of this Security for registration of transfer at the offices or agencies of the Company maintained for such purpose in The City of New York duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or its attorney duly authorized in writing, and thereupon one or more replacement Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without coupons in denominations of U.S.$1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange or redemption of Securities, but the Company may require payment of a sum sufficient to pay all documentary, stamp or similar issue or transfer taxes or other governmental charges payable in connection with any registration of transfer or exchange.

Prior to the time of due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

SECTION 205.  FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION.

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

JPMorgan Chase Bank, N.A., as Trustee, certifies that this is one of the Securities referred to in the within-mentioned Indenture.

JPMORGAN CHASE BANK

By
Authorized Officer

ARTICLE THREE

THE SECURITIES

SECTION 301.  TITLE AND TERMS.

An unlimited aggregate principal amount of Securities may be authenticated and delivered under this Indenture (of which U.S.$400,000,000 is being issued, authenticated and delivered the date hereof), including Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities pursuant to Sections 303, 304, 305, 306, 516, 906, 1108 or 1111.

The Initial Securities shall be known and designated as the “8.00% Senior Subordinated Notes due 2012” and the Exchange Securities shall be known and designated as the “8.00% Exchange Senior Subordinated Notes due 2012”, in each case, of the Company. The Stated Maturity of the Securities shall be December 15, 2012 and they shall bear interest at the rate of 8.00% per annum from November 30, 2004, or the most recent Interest Payment Date to which interest has been paid or duly provided for, payable on June 15, 2005, and semi-annually thereafter on June 15 and December 15 in each year and at said Stated Maturity, until the principal thereof is paid or duly provided for.

The principal of (and premium, if any) and interest on the Securities shall be payable at the office or agency of the Company maintained for such purpose in The City of New York, and if the Company shall designate and maintain an additional office or agency for such purpose, also at such additional office or agency; provided, however, that, at the option of the Company, interest may be paid by check mailed to addresses of the Persons entitled thereto as such addresses shall appear on the Security Register; provided further that all payments of the principal of (and premium, if any) and interest on Securities, the Holders of which have given wire transfer instructions to the Company or the Paying Agent at least 10 Business Days prior to the applicable payment date and hold at least U.S.$1,000,000 in principal amount of Securities, will be required to be made by wire transfer of immediately available funds to the accounts specified by such Holders in such instructions. Any such wire transfer instructions received by the Company or the Paying Agent shall remain in effect until revoked by such Holder.  Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of the Security to the Paying Agent.

The Securities shall be redeemable as provided in Article Eleven.

Additional Securities ranking pari passu with the Securities issued on the date hereof may be created and issued from time to time by the Company without notice to or consent of the Holders and shall be consolidated with and form a single series with the Securities initially issued and shall have the same terms as to status, redemption or otherwise as the Securities originally issued. Any Additional Securities shall be issued with the benefit of an indenture supplemental to this Indenture.

SECTION 302.  DENOMINATIONS.

The Securities shall be issuable only in registered form without coupons and only in denominations of U.S.$1,000 and any integral multiple thereof.

SECTION 303.  EXECUTION, AUTHENTICATION, DELIVERY AND DATING.

The Securities shall be executed on behalf of the Company by any two of the following officers: its Chairman, its Vice Chairman, its President, any Vice Presidents or its Treasurer, and attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

The Trustee shall (upon Company Order) authenticate and deliver Securities for original issue in an aggregate principal amount of up to U.S.$400,000,000, provided that, if the Company shall issue any Additional Securities pursuant to Section 301, the Trustee shall authenticate and deliver such Additional Securities upon delivery to the Trustee of a Company Order accompanied by an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for herein relating to the original issue of such Additional Securities have been complied with.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein duly executed by the Trustee by manual signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder.

In case the Company, pursuant to Article Eight, shall be amalgamated, consolidated or merged with or into any other Person or shall convey, transfer, lease or otherwise dispose of substantially all of its properties and assets to any Person, and the successor Person resulting from such amalgamation, consolidation, or surviving such merger, or into which the Company shall have been merged, or the successor Person which shall have received a conveyance, transfer, lease or other disposition as aforesaid, shall have executed an indenture supplemental hereto with the Trustee pursuant to Article Eight, any of the Securities authenticated or delivered prior to such amalgamation, consolidation, merger, conveyance, transfer, lease or other disposition may, from time to time, at the request of the successor Person, be exchanged for other Securities executed in the name of the successor Person with such changes in phraseology and form as may be appropriate (but which shall not affect the rights or duties of the Trustee), but otherwise in substance of like tenor as the Securities surrendered for such exchange and of like principal amount; and the Trustee, upon Company Order of the successor Person, shall authenticate and deliver replacement Securities as specified in such request for the purpose of such exchange. If replacement Securities shall at any time be authenticated and delivered in any new name of a successor Person pursuant to this Section in exchange or substitution for or upon registration of transfer of any Securities, such successor Person, at the option of any Holder but without expense to such Holder, shall provide for the exchange of all Securities at the time Outstanding held by such Holder for Securities authenticated and delivered in such new name.

SECTION 304.  TEMPORARY SECURITIES.

Pending the preparation of definitive Securities, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine (but which shall not affect the rights or duties of the Trustee), as conclusively evidenced by their execution of such Securities.

If temporary Securities are issued, the Company will cause definitive Securities to be prepared without unreasonable delay. After the preparation of definitive Securities, the temporary Securities shall be exchangeable for definitive Securities upon surrender of the temporary Securities at the office or agency of the Company designated for such purpose pursuant to Section 1002, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities, the Company shall execute and, upon Company Order, the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of authorized denominations evidencing the same indebtedness as the temporary Securities so exchanged. Until so exchanged, the temporary Securities shall in all respects be entitled to the same benefits under this Indenture as definitive Securities.

SECTION 305.  REGISTRATION, REGISTRATION OF TRANSFER AND EXCHANGE.

The Company shall cause to be kept at one of its offices or agencies maintained pursuant to Section 1002 a register (the register maintained in such office and in any other office or agency designated pursuant to Section 1002 being herein sometimes referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers of Securities. Said office or agency is hereby initially appointed “Security Registrar” for the purpose of registering Securities and transfers of Securities as herein provided.

Upon surrender for registration of transfer of any Security at the office or agency of the Company designated pursuant to Section 1002, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more replacement Securities of any authorized denomination or denominations of a like aggregate principal amount.

Furthermore, any Holder of a Global Security shall, by acceptance of such Global Security, agree that transfers of beneficial interests in such Global Security may be effected only through a book-entry system maintained by the Holder of such Global Security (or its agent), and that ownership of a beneficial interest in the Security shall be required to be reflected in a book entry.

At the option of the Holder, Securities may be exchanged for other Securities of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange (including an exchange of Initial Securities for Exchange Securities), the Company shall execute, and the Trustee shall authenticate and deliver, the replacement Securities which the Holder making the exchange is entitled to receive; provided that no exchange of Initial Securities for Exchange Securities shall occur until an Exchange Offer Registration Statement shall have been declared effective by the Commission and the Initial Securities to be exchanged for the Exchange Securities shall be cancelled by the Trustee.

All Securities issued upon any registration of transfer or exchange of Securities under the Indenture shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer, or for exchange or redemption, shall (if so required by the Company or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar, duly executed by the Holder thereof or its attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange or redemption of Securities, but the Company may require payment of a sum sufficient to pay all documentary, stamp or similar issue or transfer taxes or other governmental charges that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Sections 303, 304, 516, 906, 1108 or 1111 not involving any transfer or pursuant to an Exchange Offer.

The Company shall not be required (a) to issue replacement Securities or register the transfer of or exchange any Security during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of the Securities under Section 1105 and ending at the close of business on the day of such mailing or (b) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of Securities being redeemed in part.

SECTION 306.  BOOK-ENTRY PROVISIONS FOR GLOBAL SECURITIES.

(a) The Global Securities initially shall (i) be registered in the name of the Depositary for such Global Securities or the nominee of such Depositary, (ii) be deposited with the Trustee, as custodian for such Depositary and (iii) bear legends as set forth in Section 202.

The Depositary or its nominee shall be the Holder of the Global Securities, and owners of beneficial interests in the Securities represented by the Global Securities shall hold such interests pursuant to the procedures and practices of the Depositary. Any such owner’s beneficial ownership of any such Securities will be shown only on, and the transfer of such ownership interest shall be effected only through, records maintained by the Depositary or its nominee. Investors in the Regulation S Global Security may hold their interests in the Regulation S Global Security through Euroclear or Clearstream, Luxembourg, if they are participants in such systems, or indirectly through organizations which are participants in such systems. After the expiration of the Restricted Period (but not earlier), investors in the Regulation S Global Security may also hold such interests through organizations other than Euroclear or Clearstream, Luxembourg that are participants in the Depositary’s system. Euroclear and Clearstream, Luxembourg will hold interests in the Regulation S Global Security on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which, in turn, will hold such interests in the Regulation S Global Security in customer’s securities accounts in the depositories’ names on the books of the Depositary. All interests in a Global Security, including those held through Euroclear or Clearstream, Luxembourg, may be subject to the procedures and requirements of the Depositary. Those interests held through Euroclear and Clearstream, Luxembourg will be subject to the procedures and requirements of such systems. As used herein, the term “Restricted Period” means the period of 40 consecutive days beginning on and including the first day after the later of (i) the day that Citigroup Global Markets Inc. advises the Company and the Trustee in writing of the day on which the Securities are first offered to persons other than distributors (as defined in Regulation S) and (ii) the original issue date of the Securities.

(b) Transfers of any Global Security shall be limited to transfers of such Global Security in whole, but not in part, to the Depositary, its successors or their respective nominees. Interests of beneficial owners in any Global Security may be transferred in accordance with the rules and procedures of the Depositary and the provisions of Section 307. Unless (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Securities or ceases to be a clearing agency registered under the Exchange Act or announces an intention permanently to cease business or does in fact do so and a successor depositary is not appointed by the Company within 90 days of such notice, (ii) the Company, at its option, notifies the Trustee that it elects to cause the exchange of the Global Securities for Securities in certificated form, (iii) an Event of Default has occurred and is continuing with respect to a Global Security or (iv) in the case of a Global Security held for the account of Euroclear or Clearstream, Luxembourg, Euroclear or Clearstream, Luxembourg, as the case may be, is closed for business for 14 continuous Business Days or announces an intention to cease or permanently ceases business, owners of beneficial interests in a Regulation S Global Security will not be entitled to have any portions of such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities in definitive form and will not be considered the owners or holders of the Global Security.

(c) Securities issued in exchange for a Global Security or any portion thereof pursuant to the last sentence of subsection (b) of this Section shall be issued in definitive, fully registered form, without interest coupons, shall have an aggregate principal amount equal to that of such Global Security or portion thereof to be so exchanged, shall be registered in such names and be in such authorized denominations as the Depositary shall designate and shall bear any legends required hereunder. Any Global Security to be exchanged in whole shall be surrendered by the Depositary to the Trustee, as Security Registrar. With regard to any Global Security to be exchanged in part, either such Global Security shall be so surrendered for exchange or, if the Trustee is acting as custodian for the Depositary or its nominee with respect to such Global Security, the principal amount thereof shall be reduced, by an amount equal to the portion thereof to be so exchanged, by means of an appropriate adjustment made on the records of the Trustee. Upon any such surrender or adjustment, the Trustee, upon Company Order, shall authenticate and deliver the Security issuable on such exchange to or upon the order of the Depositary or an authorized representative thereof. In the event of the occurrence of any of the events specified in the last sentence of subsection (b) of this Section 306, the Company will promptly make available to the Trustee a reasonable supply of certificated Securities in definitive form.

(d) Except as otherwise set forth in this Indenture or a Global Security, owners of beneficial interests in the Securities evidenced by a Global Security will not be entitled to any rights under this Indenture with respect to such Global Security, and the Depositary or its nominee may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the owner and Holder of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any such agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or its nominee or impair, as between the Depositary or its nominee and such owners of beneficial interests, the operation of customary practices governing the exercise of the rights of the Depositary or its nominee as Holder of any Security.

SECTION 307.  SPECIAL TRANSFER PROVISIONS.

Unless and until (i) an Initial Security is sold under an effective Registration Statement, or (ii) an Initial Security is exchanged for an Exchange Security in connection with an effective Registration Statement, pursuant to the Registration Rights Agreement, the following provisions shall apply:

(a) Restricted Global Security to Regulation S Global Security. If, at any time, an owner of a beneficial interest in a Restricted Global Security deposited with the Trustee, as custodian for the Depositary, wishes to transfer its interest in such Restricted Global Security to a Person who is required or permitted to take delivery thereof in the form of an interest in a Regulation S Global Security, such owner shall, subject to the Applicable Procedures, exchange or cause the exchange of such interest for an equivalent beneficial interest in a Regulation S Global Security as provided in this Section 307(a). Upon receipt by the Trustee of (1) written instructions given in accordance with the Applicable Procedures from an Agent Member directing the Trustee to credit or cause to be credited a beneficial interest in the Regulation S Global Security in an amount equal to the beneficial interest in the applicable Restricted Global Security to be exchanged, (2) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary and the Euroclear or Clearstream, Luxembourg account (if applicable) to be credited with such increase, and (3) a certificate substantially in the form of Exhibit C hereto given by the owner of such beneficial interest, the Trustee, as Security Registrar, shall instruct the Depositary to reduce or cause to be reduced the aggregate principal amount of the applicable Restricted Global Security and to increase or cause to be increased the aggregate principal amount of the applicable Regulation S Global Security by the principal amount of the beneficial interest in the Restricted Global Security to be exchanged, to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Regulation S Global Security equal to the reduction in the aggregate principal amount of the applicable Restricted Global Security, and to debit, or cause to be debited, from the account of the Person making such exchange or transfer the beneficial interest in the Restricted Global Security that is being exchanged or transferred.

(b) Regulation S Global Security to Restricted Global Security. If, at any time, an owner of a beneficial interest in a Regulation S Global Security deposited with the Trustee as custodian for the Depositary wishes to transfer its interest in such Regulation S Global Security to a Person who is required or permitted to take delivery thereof in the form of an interest in a Restricted Global Security, such owner shall, subject to the Applicable Procedures, exchange or cause the exchange of such interest for an equivalent beneficial interest in a Restricted Global Security, as provided in this Section 307(b). Upon receipt by the Trustee of (1) written instructions given in accordance with the Applicable Procedures from an Agent Member, directing the Trustee, as Security Registrar, to credit or cause to be credited a beneficial interest in the Restricted Global Security equal to the beneficial interest in the Regulation S Global Security to be exchanged, (2) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary to be credited with such increase and (3) if such transfer is requested prior to the expiration of the Restricted Period, a certificate in the form of Exhibit D attached hereto given by the owner of such beneficial interest, the Trustee, as Security Registrar, shall instruct the Depositary to reduce or cause to be reduced the aggregate principal amount of such Regulation S Global Security and to increase or cause to be increased the aggregate principal amount of the applicable Restricted Global Security by the principal amount of the beneficial interest in the Regulation S Global Security to be exchanged, and the Trustee, as Security Registrar, shall instruct the Depositary, concurrently with such reduction, to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the applicable Restricted Global Security equal to the reduction in the aggregate principal amount of such Regulation S Global Security and to debit or cause to be debited from the account of the Person making such transfer the beneficial interest in the Regulation S Global Security that is being transferred. After the expiration of the Restricted Period, the certificate described in clause (3) above shall no longer be required to effect transfers pursuant to this Section 307(b).

(c) Restricted Global Security to Regulation S Global Security After Two Years. If the holder of a beneficial interest in a Restricted Global Security wishes at any time after November 30, 2006 to (A) transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Regulation S Global Security or (B) to exchange such interest for a beneficial interest in a Regulation S Global Security, such transfer or exchange may be effected, subject to the Applicable Procedures, only in accordance with this Section 307(c). Upon receipt by the Trustee of (1) in the case of a transfer or exchange of an interest in the Restricted Global Security, written instructions given in accordance with the Applicable Procedures from an Agent Member directing the Trustee to credit or cause to be credited a beneficial interest in the Regulation S Global Security in an amount equal to the beneficial interest in the Restricted Global Security to be so transferred or exchanged, (2) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary (and, if applicable, the Euroclear or Clearstream, Luxembourg account, as the case may be) to be credited with such beneficial interest and (3) a certificate substantially in the form of Exhibit E hereto given by the holder of such beneficial interest, the Trustee, as Security Registrar, shall instruct the Depositary to reduce the principal amount of the Restricted Global Security, and to increase the principal amount of the Regulation S Global Security, by the principal amount of the beneficial interest in the Restricted Global Security to be so transferred or exchanged, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Regulation S Global Security having a principal amount equal to the amount by which the principal amount of the Restricted Global Security was reduced upon such transfer or exchange.

(d) Private Placement Legend. By its acceptance of any Security bearing the Private Placement Legend, each Holder of such a Security acknowledges the restrictions on transfer of such Security set forth in this Indenture and in the Private Placement Legend and agrees that it will transfer such Security only as provided in this Indenture.

The Security Registrar shall retain copies of all letters, notices and other written communications received pursuant to Section 306 or this Section 307. The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Security Registrar.

SECTION 308.  MUTILATED, DESTROYED, LOST AND STOLEN SECURITIES.

If (a) any mutilated Security is surrendered to the Trustee, or (b) the Company and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Security, and there is delivered to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and upon Company Order the Trustee shall authenticate and deliver, in exchange for any such mutilated Security or in lieu of any such destroyed, lost or stolen Security, a replacement Security of like tenor and principal amount, bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a replacement Security, pay such Security.

Upon the issuance of any replacement Securities under this Section, the Company may require the payment of a sum sufficient to pay all documentary, stamp or similar issue or transfer taxes or other governmental charges that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every replacement Security issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute a contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Indenture equally and proportionately with any and all other Securities duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

SECTION 309.  PAYMENT OF INTEREST; INTEREST RIGHTS PRESERVED.

Interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

Any interest on any Security which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date and interest on such defaulted interest at the interest rate borne by the Securities, to the extent lawful (such defaulted interest and interest thereon herein collectively called “Defaulted Interest”), shall forthwith cease to be payable to the Holder on the Regular Record Date by virtue of having been such Holder; and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Subsection (a) or (b) below:

(a) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Subsection provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date. In the name and at the expense of the Company, the Trustee shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to each Holder at its address as it appears in the Security Register, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered on such Special Record Date and shall no longer be payable pursuant to the following Subsection (b).

(b) The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Subsection, such payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

SECTION 310.  PERSONS DEEMED OWNERS.

Prior to the time of due presentment for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name any Security is registered as the owner of such Security for the purpose of receiving payment of principal of (and premium, if any) and (subject to Section 309) interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

SECTION 311.  CANCELLATION.

All Securities surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by the Trustee. The Company shall deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be destroyed and certification of their destruction delivered to the Company unless by a Company Order the Company shall direct that cancelled Securities be returned to it.

SECTION 312.  COMPUTATION OF INTEREST.

Interest on the Securities shall be computed on the basis of a year of twelve 30-day months.

ARTICLE FOUR

DEFEASANCE AND COVENANT DEFEASANCE

SECTION 401.  COMPANY’S OPTION TO EFFECT DEFEASANCE OR COVENANT DEFEASANCE.

The Company may, at its option by Board Resolution, at any time, with respect to the Securities, elect to have either Section 402 or Section 403 be applied to all Outstanding Securities upon compliance with the conditions set forth below in this Article Four.

SECTION 402.  DEFEASANCE AND DISCHARGE.

Upon the Company’s exercise under Section 401 of the option applicable to this Section 402, the Company shall be deemed to have been discharged from its obligations with respect to all Outstanding Securities on the date the conditions set forth below are satisfied (hereinafter, “defeasance”). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Securities, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 405 and the other Sections of this Indenture referred to in (A), (B), and (C) below, and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, upon Company Request and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of Outstanding Securities to receive solely from the trust fund described in Section 404 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest on such Securities when such payments are due, (B) the Company’s obligations with respect to such Securities under Sections 304, 305, 306, 1002, 1003, 1010 (for purposes of applying Section 1010, if the Trustee (or any other qualifying trustee referred to in Section 404(1)) is required by law or by the interpretation or administration thereof to withhold or deduct any amount for or on account of Taxes (as defined in Section 1010) from any payment made from the trust fund described in Section 404 under or with respect to the Securities, such payment shall be deemed to have been made by the Company and the Company shall be deemed to have been so required to withhold or deduct) and 1013, (C) the Company’s right of redemption pursuant to Section 1101(b), provided that either (i) the change or amendment referred to therein occurs after defeasance is exercised by the Company in accordance with Section 404 or (ii) the Company is, immediately before the defeasance, entitled to redeem the Securities pursuant to Section 1101(b), in which case the Company may redeem the Securities in accordance with Article Eleven by complying with such Article and depositing with the Trustee, in accordance with Section 1106, an amount of money sufficient, together with all amounts held in trust pursuant to Section 404(1), to pay the Redemption Price of all the Securities to be redeemed, (D) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company’s obligations in connection therewith, including the Company’s obligations under Section 607 and (E) this Article Four. Subject to compliance with this Article Four, the Company may exercise its option under this Section 402 notwithstanding the prior exercise of its option under Section 403 with respect to the Securities.

SECTION 403.  COVENANT DEFEASANCE.

Upon the Company’s exercise under Section 401 of the option applicable to this Section 403, the Company shall be released from its obligations under any covenant contained in Articles Eight and Twelve and in Sections 1004 through 1009 with respect to the Outstanding Securities on and after the date the conditions set forth below are satisfied (hereinafter, “covenant defeasance”), and the Securities shall thereafter be deemed to be not “Outstanding” for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes hereunder (it being understood that such Securities shall not be deemed Outstanding for financial accounting purposes). For this purpose, such covenant defeasance means that, with respect to the Outstanding Securities, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 501(c), but, except as specified above, the remainder of this Indenture (including Section 607 hereof) and such Securities shall be unaffected thereby. In addition, upon the Company’s exercise under Section 401 of the option applicable to Section 403, Section 501(c) through (e) and Section 501(i) shall not constitute Events of Default.

SECTION 404.  CONDITIONS TO DEFEASANCE OR COVENANT DEFEASANCE.

The following shall be the conditions to application of either Section 402 or Section 403 to the Outstanding Securities:

(1) The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 609 who shall agree to comply with the provisions of this Article Four applicable to it) as trust funds, in trust, for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (A) cash in U.S. Dollars in an amount, or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, cash in U.S. Dollars in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, the principal of (and premium, if any) and interest on the Outstanding Securities on the Stated Maturity (or Redemption Date, if applicable) of such principal (and premium, if any) or installment of interest; provided that the Trustee (or other qualifying trustee) shall have been irrevocably instructed by the Company to apply such money or the proceeds of such U.S. Government Obligations to said payments with respect to the Securities. Before such a deposit, the Company may give the Trustee, in accordance with Section 1103 hereof, a notice of its election to redeem all of the Outstanding Securities at a future date in accordance with Article Eleven hereof, which notice shall be irrevocable. For this purpose, “U.S. Government Obligations” means securities that are (x) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S.  Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

(2) No Default or Event of Default shall have occurred and be continuing on the date of such deposit or, insofar as Subsection 501(f), (g) or (h) is concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(3) Neither the Company nor any Restricted Subsidiary is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(4) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound.

(5) In the case of an election under Section 402, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States stating that (x) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since November 19, 2004, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Outstanding Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(6) In the case of an election under Section 403, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(7) The Company shall have delivered to the Trustee an Opinion of Counsel in Canada to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax (including withholding tax) purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal and provincial income tax and other tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred. This condition may not be waived by any Holder or the Trustee.

(8) The Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit made by the Company pursuant to its election under Section 402 or Section 403 was not made by the Company with the intent of preferring the Holders over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others.

(9) The Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel in the United States, each stating that all conditions precedent relating to either the defeasance under Section 402 or the covenant defeasance under Section 403 (as the case may be) have been complied with.

SECTION 405.  DEPOSITED MONEY AND U.S. GOVERNMENT OBLIGATIONS TO BE HELD IN TRUST; OTHER MISCELLANEOUS PROVISIONS.

Subject to the provisions of the last paragraph of Section 1003, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 405, the “Trustee”) pursuant to Section 404 in respect of the Outstanding Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, but such money need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee on an after-tax basis against any tax, fee or other charge imposed on or assessed against the cash or U.S. Government Obligations deposited pursuant to Section 404 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the Outstanding Securities.

Anything in this Article Four to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations held by it as provided in Section 404 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 404(1)), are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance.

SECTION 406.  REINSTATEMENT.

If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 405, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 402 or 403, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 405; provided, however, that, if the Company makes any payment of principal of (or premium, if any) or interest on any Security following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE FIVE

REMEDIES

SECTION 501.  EVENTS OF DEFAULT.

“Event of Default”, wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) default in the payment of the principal of (or premium, if any, on) any Security at its Maturity, whether or not prohibited by the provisions of Article 12 herein; or

(b) default in the payment of any interest or any Additional Amounts on any Security when it becomes due and payable, and continuance of such default for a period of 30 days, whether or not prohibited by the provisions of Article 12 herein; or

(c) default in the performance, or breach, of any covenant or warranty of the Company in this Indenture (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with elsewhere in this Section), and continuance of such default or breach for a period of 60 days after there has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities a written notice specifying such default or breach and stating that such notice is a “Notice of Default” hereunder; or

(d) (i) there shall have occurred one or more defaults of the Company or any Restricted Subsidiary in the payment of the principal of or premium on any Debt aggregating Cdn$25,000,000 or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall continue after any applicable grace period and have not been cured or waived or (ii) there shall occur and be continuing any acceleration of the maturity of any Debt aggregating Cdn$25,000,000 or more and, in any case referred to in the foregoing clause (i) or clause (ii), the Debt that is the subject of such non-payment has not been discharged, or such non-payment or acceleration has not been rescinded or annulled, within 10 days of such non-payment or acceleration; or

(e) any judgments or orders aggregating Cdn$25,000,000 or more rendered against the Company or any Restricted Subsidiary remain unsatisfied and unstayed for 60 consecutive days; or

(f) the Company or any Restricted Subsidiary pursuant to or under or within the meaning of any Bankruptcy Law:

(1) commences a voluntary case or proceeding;

(2) consents to the entry of a Bankruptcy Order in an involuntary case or proceeding or the commencement of any case against it;

(3) consents to the appointment of a Custodian of it or for any substantial part of its property;

(4) makes a general assignment for the benefit of its creditors or files a proposal or other scheme of arrangement involving the rescheduling or composition of its indebtedness;

(5) files a petition in bankruptcy or an answer or consent seeking reorganization or relief; or

(6) consents to the filing of such petition in bankruptcy or the appointment of or taking possession by a Custodian; or

(g) a court of competent jurisdiction in any involuntary case or proceeding enters a Bankruptcy Order against the Company or any Restricted Subsidiary, and such Bankruptcy Order remains unstayed and in effect for 15 consecutive days; or

(h) a Custodian shall be appointed out of court with respect to the Company or any Restricted Subsidiary, or with respect to all or any substantial part of the property of the Company or any Restricted Subsidiary, or any encumbrancer shall take possession of all or any substantial part of the property of the Company or any Restricted Subsidiary; or

(i) a Change in Control Triggering Event shall occur.

“Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada) or any other Canadian federal or provincial law or the law of any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors. “Custodian” means any receiver, interim receiver, receiver and manager, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law or any other person with like powers. “Bankruptcy Order” means any court order made in a proceeding pursuant to or within the meaning of any Bankruptcy Law, containing an adjudication of bankruptcy or insolvency, or providing for liquidation, winding up, dissolution or reorganization, or appointing a Custodian of a debtor or of all or any substantial part of a debtor’s property, or providing for the staying, arrangement, adjustment or composition of indebtedness or other relief of a debtor.

Under this Indenture, a “Change in Control Triggering Event” is deemed to occur upon both a Change in Control and a Rating Decline with respect to the Securities.

A “Change in Control” means (i) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Company) the result of which is that any Person or Group (as defined in Rule 13d-5 of the Exchange Act), other than Members of the Rogers Family or RCI or a Person or Group controlled by one or more of the Members of the Rogers Family or RCI, acquires, directly or indirectly, more than 50% of the total voting power of all classes of Voting Shares of the Company or (ii) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Company) the result of which is that any Person or Group (as defined in Rule 13d-5 of the Exchange Act), other than (A) Members of the Rogers Family or RCI or a Person or Group controlled by Members of the Rogers Family or RCI or (B) for so long as the only primary beneficiaries of a Qualifying Trust established under the last will and testament of Edward S. Rogers are one or more persons referred to in clause (ii) of the definition of “Member of the Rogers Family” or the spouse, widow or widower, for the time being and from time to time, of any person described in subclause (ii)(c), (d) or (e) of the definition of “Member of the Rogers Family”, any Person designated by the trustees of such Qualifying Trust to exercise voting rights attaching to the shares held by such trustees, has elected to the Board of Directors such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the Board of Directors; provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clause (i) or (ii) above to become effective under applicable law, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Member of the Rogers Family” means (i) Edward S. Rogers (who was born on May 27, 1933, such individual being hereinafter referred to as “Edward S. Rogers”); (ii) such of the following persons as are living at the date of this Indenture or are born after the date of this Indenture and before the Perpetuity Date: (a) the spouse, for the time being and from time to time, of Edward S. Rogers; (b) after the death of Edward S. Rogers, the widow, if any, of Edward S. Rogers; (c) the issue of Edward S. Rogers; (d) any half-sister of Edward S. Rogers and the issue of any such half-sister; (e) individuals adopted by Edward S. Rogers or any of the issue of Edward S. Rogers, provided that such individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals; provided that if any person is born out of wedlock he shall be deemed not to be the issue of another person for the purposes hereof unless and until he is proven or acknowledged to be the issue of such person and; (iii) a Qualifying Trust, but only to the extent of its Family Percentage Holding of voting securities or rights to control or direct the voting securities of the Company at the time of the determination.

“Qualifying Trust” means a trust (whether testamentary or inter vivos) any beneficiary of which is a person referred to in clause (i) or (ii) of the definition of “Member of the Rogers Family” or the spouse, widow or widower, for the time being and from time to time, of any person described in subclause (ii)(c), (d) or (e) of the definition of “Member of the Rogers Family” (provided that such spouse, widow or widower is living at the date of this Indenture or is born after the date of this Indenture and before the Perpetuity Date) (all such persons being hereafter referred to as “Qualified Persons”).

“Family Percentage Holding” means the aggregate percentage of the securities held by a Qualifying Trust representing, directly or indirectly, an interest in voting securities or rights to control or direct the voting securities of the Company, that it is reasonable, under all the circumstances, to regard as being held beneficially for Qualified Persons (or any class consisting of two or more Qualified Persons); provided always that in calculating the Family Percentage Holding (A) in respect of any power of appointment or discretionary trust capable of being exercised in favor of any of the Qualified Persons such trust or power shall be deemed to have been exercised in favor of Qualified Persons until such trust or power has been otherwise exercised; (B) where any beneficiary of a Qualifying Trust has assigned, transferred or conveyed, in any manner whatsoever, his or her beneficial interest to another person, then, for the purpose of determining the Family Percentage Holding in respect of such Qualifying Trust, the person to whom such interest has been assigned, transferred or conveyed shall be regarded as the only person beneficially interested in the Qualifying Trust in respect of such interest but in the case where the interest is so assigned, transferred or conveyed is an interest in a discretionary trust or is an interest which may arise as a result of the exercise in favor of the assignor of a discretionary power of appointment and such discretionary trust or power of appointment is also capable of being exercised in favor of persons described in clause (i) or (ii) of the definition of “Member of the Rogers Family”, such discretionary trust or power shall be deemed to have been so exercised in favor of Qualified Persons until it has in fact been exercised; and (C) the interest of any Permitted Residuary Beneficiary shall be ignored until its interest has indefeasibly vested.

“Permitted Residuary Beneficiary” means any person who is a beneficiary of a Qualifying Trust and, under the terms of the Qualifying Trust, is entitled to distributions out of the capital of such Qualifying Trust only after the death of all of the Qualified Persons who are beneficiaries of such Qualifying Trust.

“Perpetuity Date” means the date that is 21 years, less one day, from the date of the death of the last survivor of the individuals described in clause (i) or subclause (ii)(a), (b), (c), (d) or (e) of the definition of “Member of the Rogers Family”, who are living at the date of this Indenture.

SECTION 502.  ACCELERATION OF MATURITY; RESCISSION AND ANNULMENT.

If (i) an Event of Default (other than an Event of Default specified in Section 501(f), 501(g), 501(h) or 501(i)) occurs and is continuing, or (ii) an Event of Default specified in Section 501(i) occurs and is continuing and the Company (or a third party) fails in any material respect to comply with any of the provisions of Section 516, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the Securities Outstanding may declare the principal of all the Securities to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal shall become immediately due and payable (a) if there shall no longer be any Bank Credit Agreement, immediately or (b) if there shall be a Bank Credit Agreement, upon the first to occur of (1) an acceleration in full of the Designated Senior Indebtedness or (2) the fifth Business Day after receipt by the Company and the Agent of such declaration given under this Indenture, unless (in the absence of an acceleration in full of the Designated Senior Indebtedness) on or prior to such fifth Business Day the Company shall have discharged the Debt (in the case of an Event of Default under clause (d) above) or otherwise cured such Event of Default and shall have given written notice of such discharge or cure to the Trustee. The Company will give the Trustee written notice that there is no longer any Bank Credit Agreement upon the occurrence of each instance when there is no longer any Bank Credit Agreement.

If an Event of Default specified in Section 501(f), 501(g) or 501(h) occurs and is continuing, then the principal of all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Company will deliver to the Trustee, within 10 days after the occurrence thereof, notice of any acceleration or default in payment at maturity of Debt referred to in Section 501(d).

At any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the Outstanding Securities, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(a) the Company has paid or deposited, or caused to be paid or deposited, with the Trustee a sum sufficient to pay

(1) all overdue interest on all Securities,

(2) the principal of (and premium, if any, on) any Securities that have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Securities,

(3) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Securities, and

(4) all sums paid or advanced by the Trustee hereunder, the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any other amounts due to the Trustee pursuant to Section 607; and

(b) all Events of Default, other than the non-payment of principal of, premium, if any, or interest on the Securities which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the Securities because an Event of Default specified in Section 501(d) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Debt that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Debt, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Debt or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Securities, and no other Event of Default has occurred during such 30-day period which has not been cured or waived during such period.

SECTION 503.  COLLECTION OF INDEBTEDNESS AND SUITS FOR ENFORCEMENT BY TRUSTEE.

The Company covenants that if:

(a) default is made in the payment of any interest or Additional Amounts on any Security when such interest or Additional Amounts becomes due and payable and such default continues for a period of 30 days, or

(b) default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof,

the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal (and premium, if any) and interest, with interest upon the overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, upon overdue installments of interest, at the rate borne by the Securities; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid and may prosecute such proceeding to judgment or final decree, and may enforce the same against the Company or any other obligor upon the Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Securities, wherever situated.

If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders under this Indenture by such appropriate private or judicial proceedings as the Trustee shall deem most effectual to protect and enforce such rights.

SECTION 504.  TRUSTEE MAY FILE PROOFS OF CLAIM.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company or any other obligor upon the Securities or the property of the Company or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(a) to file and prove a claim for the whole amount of principal (and premium, if any) and interest owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee pursuant to Section 607) and of the Holders allowed in such judicial proceeding, and

(b) to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 607.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any proposal, plan of reorganization, arrangement, adjustment or composition or other similar arrangement affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 505.  TRUSTEE MAY ENFORCE CLAIMS WITHOUT POSSESSION OF SECURITIES.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name and as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee pursuant to Section 607, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

SECTION 506.  APPLICATION OF MONEY COLLECTED.

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee under Section 607;

SECOND: To the payment of the amounts then due and unpaid upon the Securities for principal (and premium, if any) and interest, in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal (and premium, if any) and interest; and

THIRD: The balance, if any, to the Company.

SECTION 507.  LIMITATION ON SUITS.

No Holder of any Securities shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture or the Securities, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default;

(b) the Holders of not less than 25% in principal amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities;

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture except in the manner provided in this Indenture and for the equal and ratable benefit of all the Holders.

SECTION 508.  UNCONDITIONAL RIGHT OF HOLDERS TO RECEIVE PRINCIPAL, PREMIUM AND INTEREST.

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any) and (subject to Section 309) interest and any Additional Amounts on such Security on the respective due dates expressed in such Security (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

SECTION 509.  RESTORATION OF RIGHTS AND REMEDIES.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case the Company, the Trustee and the Holders shall, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 510.  RIGHTS AND REMEDIES CUMULATIVE.

Except as provided in Section 308, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 511.  DELAY OR OMISSION NOT WAIVER.

No delay or omission of the Trustee or of any Holder of any Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 512.  CONTROL BY HOLDERS.

The Holders of a majority in principal amount of the Outstanding Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that

(a) such direction shall not be in conflict with any rule of law or with this Indenture or expose the Trustee to personal liability, and

(b) subject to the provisions of the Trust Indenture Act, the Trustee may take any other action deemed proper by it which is not inconsistent with such direction.

SECTION 513.  WAIVER OF PAST DEFAULTS.

The Holders of a majority in principal amount of the Outstanding Securities may on behalf of the Holders of all the Securities waive any past default hereunder and its consequences, except a default

(a) in the payment of the principal of (or premium, if any) or interest on any Security, or

(b) arising from a Change in Control Triggering Event, or

(c) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

SECTION 514.  UNDERTAKING FOR COSTS.

All parties to this Indenture agree, and each Holder of any Security by its acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding Securities, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium, if any) or interest on any Security on or after the respective Stated Maturities expressed in such Security (or, in the case of redemption, on or after the Redemption Date).

SECTION 515.  WAIVER OF STAY, EXTENSION OR USURY LAWS.

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 516.  CHANGE IN CONTROL OFFER.

(a) The Securities may not be accelerated pursuant to Section 502 following an Event of Default under Section 501(i) and such Event of Default shall be cured if the Company complies with the provisions of this Section 516. If the Company elects to cure such Event of Default, within 20 Business Days of the occurrence of an Event of Default under Section 501(i), (i) the Company shall notify the Trustee in writing of the occurrence of the Change in Control Triggering Event and shall make an offer to purchase (the “Change in Control Offer”) the Securities at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the Change in Control Purchase Date (as hereinafter defined) (the “Change in Control Purchase Price”) on the date that is 40 Business Days after the occurrence of the Change in Control Triggering Event (the “Change in Control Purchase Date”), (ii) the Trustee shall mail a copy of the Change in Control Offer to each Holder and (iii) the Company shall cause a notice of the Change in Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and Canada News Wire Ltd. service or similar news service in Canada. The Change in Control Offer shall remain open from the time such offer is made until the Change in Control Purchase Date. The Trustee shall be under no obligation to ascertain the occurrence of a Change in Control Triggering Event or to give notice with respect thereto other than as provided above upon receipt of a Change in Control Offer from the Company. The Trustee may conclusively assume, in the absence of receipt of a Change in Control Offer from the Company, that no Change in Control Triggering Event has occurred. The Change in Control Offer shall include a form of Change in Control Purchase Notice to be completed by the Holder and shall state:

(1) the events causing a Change in Control Triggering Event and the date such Change in Control Triggering Event is deemed to have occurred;

(2) that the Change in Control Offer is being made pursuant to this Section 516(a) and that all Securities properly tendered pursuant to the Change in Control Offer will be accepted for payment;

(3) the date by which the Change in Control Purchase Notice pursuant to this Section 516 must be given;

(4) the Change in Control Purchase Date;

(5) the Change in Control Purchase Price;

(6) the names and addresses of the Paying Agent and the offices or agencies referred to in Section 1002;

(7) that Securities must be surrendered to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 1002 to collect payment;

(8) that the Change in Control Purchase Price for any Security as to which a Change in Control Purchase Notice has been duly given and not withdrawn will be paid promptly upon the later of the first Business Day following the Change in Control Purchase Date and the time of surrender of such Security as described in clause (7) above;

(9) the procedures the Holder must follow to accept the Change in Control Offer; and

(10) the procedures for withdrawing a Change in Control Purchase Notice.

(b) A Holder may accept a Change in Control Offer by delivering to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 1002 a written notice (a “Change in Control Purchase Notice”) at any time prior to the close of business on the Change in Control Purchase Date, stating:

(1) that such Holder elects to have a Security purchased pursuant to the Change in Control Offer;

(2) the principal amount of the Security that the Holder elects to have purchased by the Company, which amount must be U.S.$1,000 or an integral multiple thereof, and the certificate numbers of the Securities to be delivered by such Holder for purchase by the Company; and

(3) that such Security shall be purchased on the Change in Control Purchase Date pursuant to the terms and conditions specified in this Indenture.

The delivery of such Security (together with all necessary endorsements) to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 1002 prior to, on or after the Change in Control Purchase Date shall be a condition to the receipt by the Holder of the Change in Control Purchase Price therefor; provided that such Change in Control Purchase Price shall be so paid pursuant to this Section 516 only if the Security so delivered to the Paying Agent or to an office or agency referred to in Section 1002 shall conform in all respects to the description thereof set forth in the related Change in Control Purchase Notice.

The Company shall purchase from the Holder thereof, pursuant to this Section 516, a portion of a Security if the principal amount of such portion is U.S.$1,000 or an integral multiple of U.S.$1,000. Provisions of this Indenture that apply to the purchase of all of a Security also apply to the purchase of a portion of such Security.

Any purchase by the Company contemplated pursuant to the provisions of this Section 516 shall be consummated by the delivery by the Company of the consideration to be received by the Holder promptly upon the later of (a) the first Business Day following the Change in Control Purchase Date and (b) the time of delivery of the Security by the Holder to the Paying Agent or to an office or agency referred to in Section 1002 in the manner required by this Section 516.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent, at the office of the Paying Agent or an office or agency referred to in Section 1002, the Change in Control Purchase Notice contemplated by this Section 516(b) shall have the right to withdraw such Change in Control Purchase Notice at any time prior to the close of business on the Change in Control Purchase Date by delivery of a written notice of withdrawal to the Paying Agent or to an office or agency referred to in Section 1002 in accordance with Section 1109.

The Paying Agent or the office or agency referred to in Section 1002 shall promptly notify the Company of the receipt by the former of any Change in Control Purchase Notice or written notice of withdrawal thereof.

(c) The Securities may also not be accelerated pursuant to Section 502 following an Event of Default under Section 501(i) and such Event of Default shall also be cured if a third party makes and consummates a Change in Control Offer in the manner and at the times and otherwise in compliance with this Section 516; provided, however, that any such third party shall be subject to Section 1010 in respect of any amounts paid by such third party hereunder (for this purpose, Section 1010 is modified by replacing “Company” with the name of the third party) and such Event of Default shall be cured only if such third party complies with Section 1010 (as modified) or if the Company satisfies the third party’s obligations under such Section.

ARTICLE SIX

THE TRUSTEE

SECTION 601.  CERTAIN DUTIES AND RESPONSIBILITIES.

(a) Except during the continuance of an Event of Default,

(1) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture.

(b) In case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(c) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) this Subsection shall not be construed to limit the effect of Subsection (a) of this Section;

(2) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(3) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Securities relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture; and

(4) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(d) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

SECTION 602.  NOTICE OF DEFAULTS.

The Trustee shall, within a reasonable time but not exceeding 60 days after the occurrence of any Default, transmit by mail to all Holders, as their names and addresses appear in the Security Register, notice of such Default or Event of Default hereunder known to the Trustee, unless such Default is not an Event of Default and shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal of (or premium, if any) or interest on any Security, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the best interests of the Holders and the Trustee so advises the Company in writing.

Where notice of the occurrence of any Default is given by the Trustee under the preceding paragraph and the Default is thereafter cured, the Trustee shall, within a reasonable time but not exceeding 60 days after the Trustee becomes aware of the curing of the Default, transmit by mail to all Holders, as their names and addresses appear in the Security Register, notice that the Default is no longer continuing.

SECTION 603.  CERTAIN RIGHTS OF TRUSTEE.

Except as otherwise provided in Section 601:

(a) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers’ Certificate;

(d) the Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney; and

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

SECTION 604.  NOT RESPONSIBLE FOR RECITALS OR ISSUANCE OF SECURITIES.

The recitals contained herein and in the Securities, except the Trustee’s certificate of authentication, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or the Securities. The Trustee shall not be accountable for the use or application by the Company of Securities or the proceeds thereof.

SECTION 605.  MAY HOLD SECURITIES.

The Trustee, any Paying Agent, Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities, and, subject to the Trust Indenture Act, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Paying Agent, Security Registrar or such other agent.

SECTION 606.  MONEY HELD IN TRUST.

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company.

SECTION 607.  COMPENSATION, REIMBURSEMENT AND INDEMNITY.

The Company agrees:

(a) to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(c) to indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

As security for the performance of the obligations of the Company under this Section, the Trustee shall have a claim and lien prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of Holders of particular Securities.

The Company’s payment of indemnity obligations pursuant to this Section 607 shall survive the discharge of this Indenture and the expiry of any trusts created hereby and the resignation or removal of the Trustee. When the Trustee incurs expenses after the occurrence of a Default specified in Section 501(f), (g) or (h), the expenses are intended to constitute expenses of administration under any Bankruptcy Law.

SECTION 608.  CONFLICTING INTERESTS.

The Trustee shall comply with the terms of Trust Indenture Act Section 310(b).

SECTION 609.  CORPORATE TRUSTEE REQUIRED; ELIGIBILITY.

There shall at all times be a Trustee hereunder which shall be eligible to act as Trustee under Trust Indenture Act Section 310(a)(1) and which shall have a combined capital and surplus of at least U.S.$50,000,000 and have its Corporate Trust Office in The City of New York to the extent there is such an institution eligible and willing to serve. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of federal, state, territorial or District of Columbia supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

SECTION 610.  RESIGNATION AND REMOVAL; APPOINTMENT OF SUCCESSOR.

(a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee under Section 611.

(b) The Trustee may resign at any time by giving written notice thereof to the Company. If an instrument of acceptance by a successor Trustee shall not have been delivered to the resigning Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction (at the Company’s expense) for the appointment of a successor Trustee.

(c) The Trustee may be removed at any time by an Act of the Holders of a majority in principal amount of the Outstanding Securities, delivered to the Trustee and to the Company.

(d) If at any time:

(1) the Trustee shall fail to comply with the provisions of Section 608, or

(2) the Trustee shall cease to be eligible under Section 609 and shall fail to resign after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(3) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any case, (i) the Company by a Board Resolution may remove the Trustee, or (ii) subject to Section 514, in the case of clause (1) above, the Holder of any Security and any other interested party, and in the case of clauses (2) and

(3) above, the Holder of any Security who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Company, by a Board Resolution, shall promptly appoint a successor Trustee. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 611, become the successor Trustee and supersede the successor Trustee appointed by the Company. If no successor Trustee shall have been so appointed by the Company or the Holders of the Securities and so accepted appointment, the retiring Trustee or the Holder of any Security who has been a bona fide Holder for at least six months may on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

(f) The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of Securities as their names and addresses appear in the Security Register. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

SECTION 611.  ACCEPTANCE OF APPOINTMENT BY SUCCESSOR.

Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of all amounts due it under Section 607, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder, subject to the claim and lien provided for in Section 607. Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 612.  MERGER, CONVERSION, CONSOLIDATION OR SUCCESSION TO BUSINESS.

Any Person into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Person succeeding to all or substantially all of the institutional trust services business of the Trustee, shall be the successor of such Trustee hereunder, provided such Person shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto.  In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to the authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

SECTION 613.  TRUSTEE NOT TO BE APPOINTED RECEIVER.

Neither the Trustee nor any “related person”, as defined in the Business Corporations Act (Ontario), to the Trustee, shall be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

SECTION 614.  ACCEPTANCE OF TRUSTS.

The Trustee hereby accepts the trusts imposed upon it by this Indenture and covenants and agrees to perform the same as herein expressed.

ARTICLE SEVEN

HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND COMPANY

SECTION 701.  DISCLOSURE OF NAMES AND ADDRESSES OF HOLDERS.

(a) Upon application to the Trustee in accordance with the Trust Indenture Act, Holders may communicate pursuant to the Trust Indenture Act with other Holders with respect to their rights under this Indenture or the Securities.

(b) In addition, a Holder may, upon payment to the Trustee of a reasonable fee and subject to compliance with any applicable requirement of the Trust Indenture Act, require the Trustee to furnish within 10 days after receiving the affidavit or statutory declaration referred to below, a list setting out (i) the name and address of every registered Holder, (ii) the aggregate principal amount of Securities owned by each registered Holder and (iii) the aggregate principal amount of Outstanding Securities, each as shown on the records of the Trustee on the day that the affidavit or statutory declaration is delivered to the Trustee. The affidavit or statutory declaration, as the case may be, shall contain (x) the name, address and occupation of the Holder, (y) where the Holder is a corporation, its name and address for service and (z) a statement that the list will not be used except in connection with an effort to influence the voting of the Holders, an offer to acquire Securities, or any other matter relating to the Securities or the affairs of the Company. Where the Holder is a corporation, the affidavit or statutory declaration shall be made by a director or officer of the corporation.

(c) Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee shall be held accountable by reason of the disclosure of such list of the names and addresses of the Holders, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under the Trust Indenture Act.

(d) The Company shall comply with the terms of Trust Indenture Act Section 312(a).

SECTION 702.  REPORTS BY TRUSTEE.

Within 60 days after May 15 of each year commencing with the first May 15 after the first issuance of Securities, the Trustee shall transmit by mail to all Holders, as their names and addresses appear in the Security Register, as provided in Trust Indenture Act Section 313(c), a brief report dated as of such May 15 if required by Trust Indenture Act Section 313(a).

SECTION 703.  REPORTS BY COMPANY.

The Company shall:

(a) file with the Trustee, within 30 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of said Sections, then it shall file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

(b) file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company, as the case may be, with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations; and

(c) transmit by mail to all Holders, as their names and addresses appear in the Security Register, within 30 days after the filing thereof with the Trustee, in the manner and to the extent provided in Trust Indenture Act Section 313(c), such summaries of any information, documents and reports required to be filed by the Company pursuant to Subsections (a) and (b) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

ARTICLE EIGHT

AMALGAMATION, CONSOLIDATION, MERGER, CONVEYANCE,
TRANSFER OR LEASE

SECTION 801.  COMPANY MAY AMALGAMATE, ETC., ONLY ON CERTAIN TERMS.

The Company shall not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless:

(a) either (1) the Company shall be the continuing corporation or (2) the Person (if other than the Company) formed by such amalgamation or consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer, lease or other disposition the properties and assets of the Company substantially as an entirety (i) shall be a corporation, partnership or trust organized and validly existing under (A) the laws of the United States of America or any State thereof or the District of Columbia or (B) the federal laws of Canada or any Province thereof and (ii) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company under the Securities and this Indenture;

(b) immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of the Company or a Subsidiary in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; and

(c) the Company or such Person shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer, lease or other disposition and, if a supplemental indenture is required in connection with such transaction (or series of transactions), such supplemental indenture, comply with this Article and that all conditions precedent herein provided for relating to such transaction have been satisfied.

SECTION 802.  SUCCESSOR SUBSTITUTED.

Upon any amalgamation, consolidation or merger, or any conveyance, transfer, lease or other disposition of the properties and assets of the Company substantially as an entirety in accordance with Section 801, the successor Person formed by such amalgamation or consolidation or into which the Company is merged or the successor Person to which such conveyance, transfer, lease or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor had been named as the Company herein; and thereafter, except in the case of a lease, the Company shall be discharged from all obligations and covenants under this Indenture and the Securities.

SECTION 803.  SECURITIES TO BE SECURED IN CERTAIN EVENTS.

If, upon any such consolidation or amalgamation of the Company with or merger of the Company into any other Person, or upon any conveyance, transfer, lease or disposition of the properties and assets of the Company substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions), any property or asset of the Company would thereupon become subject to any Lien, then, unless such Lien could be created pursuant to the provisions of this Indenture without equally and ratably securing the Securities, the Company, prior to or simultaneously with such consolidation, amalgamation, merger, conveyance, transfer, lease or disposition, will, as to such property or asset, secure the Securities Outstanding hereunder (together with, if the Company shall so determine, any other Debt of the Company now existing or hereafter created which is not subordinate to the Securities) equally and ratably with (or prior to) the Debt which upon such consolidation, amalgamation, merger, conveyance, transfer, lease or disposition is to become secured as to such property or asset by such Lien, or will cause such Securities to be so secured.

ARTICLE NINE

SUPPLEMENTS AND AMENDMENTS TO INDENTURE

SECTION 901.  SUPPLEMENTAL INDENTURES AND AMENDMENTS WITHOUT CONSENT OF HOLDERS.

Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(a) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company, herein and in the Securities, as the case may be;

(b) to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein or in the Securities conferred upon the Company;

(c) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided that, in each case, such provisions shall not adversely affect the interests of the Holders in any material respect; to issue Additional Securities as provided in Section 301;

(d) to make any other change that does not adversely affect the rights of any Holder or to further secure the Securities.

SECTION 902.  SUPPLEMENTAL INDENTURES AND CERTAIN AMENDMENTS WITH CONSENT OF HOLDERS.

With the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities, by Act of such Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into one or more indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of waiving or modifying in any manner the rights of the Holders under this Indenture; provided, however, that no such supplemental indenture, amendment or waiver shall, without the consent of the Holder of each Outstanding Security affected thereby:

(a) change the Stated Maturity of the principal of, or any installment of interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of any Security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); or

(b) reduce the amount of, or change the coin or currency of, or impair the right to institute suit for the enforcement of, the Change in Control Purchase Price; or

(c) reduce the percentage in principal amount of the Outstanding Securities, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture; or

(d) modify any of the provisions of this Section or Sections 513 and 1012, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Security affected thereby; or

(e) modify any of the provisions of this Indenture relating to the subordination of the Securities in a manner adverse to any Holder in any material respect.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

SECTION 903.  EXECUTION OF SUPPLEMENTAL INDENTURES.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to the Trust Indenture Act and Section 603 hereof) shall be fully protected in acting and relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

SECTION 904.  EFFECT OF SUPPLEMENTAL INDENTURES.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 905.  CONFORMITY WITH THE TRUST INDENTURE ACT.

Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

SECTION 906.  REFERENCE IN SECURITIES TO SUPPLEMENTAL INDENTURES.

Securities authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any such supplemental indenture may be prepared and executed by the Company and, upon Company Order, authenticated and delivered by the Trustee in exchange for Outstanding Securities.

ARTICLE TEN

COVENANTS

SECTION 1001.  PAYMENT OF PRINCIPAL, PREMIUM AND INTEREST.

The Company will duly and punctually pay the principal of (and premium, if any) and interest on the Securities in accordance with the terms of the Securities and this Indenture.

SECTION 1002.  MAINTENANCE OF OFFICES OR AGENCIES.

The Company will maintain in The City of New York an office or agency where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Corporate Trust Office of the Trustee shall be such office or agency of the Company, unless the Company shall designate and maintain some other office or agency for one or more of such purposes. The Company will give prompt written notice to the Trustee of any change in the location of any such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the addresses thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Company may from time to time designate one or more other offices or agencies (in or outside of The City of New York) where the Securities may be presented or surrendered for any or all such purposes, and may from time to time rescind such designation; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in The City of New York for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and any change in the location of any such office or agency.

SECTION 1003.  MONEY FOR SECURITY PAYMENTS TO BE HELD IN TRUST.

If the Company shall at any time act as its own Paying Agent, it will, on or before each due date of the principal of (and premium, if any) or interest on any of the Securities, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal (and premium, if any) or interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided, and will promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents for the Securities, it will, on or before each due date of the principal of (and premium, if any) or interest on any Securities, deposit with a Paying Agent a sum in same day funds (or New York Clearing House funds if such deposit is made prior to the date on which such deposit is required to be made) sufficient to pay the principal (and premium, if any) or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of such action or any failure so to act.

The Company will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(a) hold all sums held by it for the payment of the principal of (and premium, if any) or interest on Securities in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

(b) give the Trustee notice of any default by the Company (or any other obligor upon the Securities) in the making of any payment of principal (and premium, if any) or interest; and

(c) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of (and premium, if any) or interest on any Security and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease.

SECTION 1004.  CORPORATE EXISTENCE.

Subject to Article Eight, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect the corporate existence and corporate power and authority of the Company and each Restricted Subsidiary; provided, however, that the Company shall not be required to preserve any such corporate existence and corporate power and authority if the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries taken as a whole.

SECTION 1005.  PAYMENT OF TAXES AND OTHER CLAIMS.

The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all material taxes, assessments and governmental charges levied or imposed upon the Company or any Restricted Subsidiary or upon the income, profits or property of the Company or any Restricted Subsidiary and (b) all material lawful claims for labor, materials and supplies, which, if unpaid, might by law become a Lien upon the property of the Company or any Restricted Subsidiary that could produce a material adverse effect on the Consolidated financial condition of the Company; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

SECTION 1006.  MAINTENANCE OF PROPERTIES.

The Company will cause all properties owned by the Company or any Restricted Subsidiary or used or held for use in the conduct of its business or the business of any Restricted Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times, except, in every case, as and to the extent that the Company may be prevented by fire, strikes, lockouts, acts of God, inability to obtain labor or materials, governmental restrictions, enemy action, civil commotion or unavoidable casualty or similar causes beyond the control of the Company; provided, however, that nothing in this Section shall prevent the Company from discontinuing the maintenance of any of such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business or the business of any Restricted Subsidiary and not disadvantageous in any material respect to the Holders.

SECTION 1007.  LIMITATION ON LIENS.

The Company will not create, affirm, incur, or suffer to exist any Lien of any kind securing Debt upon any of its property or assets, now owned or hereafter acquired, unless and for so long as the Company secures the Securities equally and ratably with (or, in the case of Debt that is subordinated to the Securities, prior to) such secured Debt, other than:

(i) Liens on the properties and assets of the Company securing Senior Indebtedness;

(ii) Liens on property or assets of a Person existing at the time such person is merged with or into or consolidated with the Company, provided that such Liens were not incurred in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company and the Subsidiaries of such Person; and

(iii) Liens on property or assets existing at the time of the acquisition thereof by the Company, provided that such Liens were not incurred in contemplation of such acquisition and do not extend to any property other than the property or assets so acquired by the Company.

To the extent that any Lien qualifies or may be considered under more than one of the foregoing clauses (i) through (iii), it shall be deemed to constitute a Lien permitted under this Section 1007 pursuant to the clause designated from time to time by the Company, which designation need not be in writing.

SECTION 1008.  LIMITATION ON OTHER SENIOR SUBORDINATED DEBT.

The Company will not create, incur, assume, guarantee or in any other manner become liable with respect to any Debt (other than the Securities) that is subordinate in right of payment to any Senior Indebtedness of the Company unless such Debt is also pari passu with, or subordinate in right of payment to, the Securities. For the purposes of such covenant, Debt will be deemed to be pari passu with the Securities if it is subordinate to Senior Indebtedness of the Company pursuant to subordination provisions substantially similar to those contained in Article Twelve hereof. Nothing in this Section 1008 shall prohibit the Company from creating, incurring, assuming or in any other manner becoming liable with respect to any Senior Indebtedness secured by a lien which ranks junior to any other lien securing any other Senior Indebtedness.

SECTION 1009.  PROVISION OF FINANCIAL INFORMATION.

(a) The Company shall supply without cost to each Holder of the Securities, and file with the Trustee within 30 days after the Company is required to file the same with the Commission, copies of the annual reports and quarterly reports and of the information, documents and other reports which the Company may be required to file with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

(b) If the Company is not required to file with the Commission such reports and other information referred to in Section 1009(a), the Company shall furnish without cost to each Holder of the Securities and file with the Trustee (i) within 110 days after the end of each fiscal year, audited year-end financial statements prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies (whether or not the Company is a public reporting company at the time), (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, unaudited quarterly financial statements prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies (whether or not the Company is a public reporting company at the time). The Company shall also make such reports available to prospective purchasers of the Securities, securities analysts and broker-dealers upon their request.

SECTION 1010.  PAYMENT OF ADDITIONAL AMOUNTS.

All payments made by the Company under or with respect to the Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities, the Company will pay as interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (an “Excluded Holder”) (i) with which the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the acquisition or mere holding of Securities or the receipt of payments thereunder, (iii) if the Securities are presented for payment more than 15 days after the date on which such payment or such Securities became due and payable or the date on which such payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts had the Securities been presented on the last day of such 15-day period) or (iv) to the extent that such withholding is imposed on a payment to a Holder who is an individual pursuant to European Union Directive 2003/48/EC on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive. The Company will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Upon the written request of a Holder of Securities, the Company will furnish, as soon as reasonably practicable, to such Holder of Securities certified copies of tax receipts evidencing such payment by the Company. The Company will indemnify and hold harmless each Holder (other than to the extent the Holder is an Excluded Holder) and upon written request of any Holder of Securities (other than to the extent the Holder is an Excluded Holder) reimburse such Holder for the amount of (i) any such Taxes so levied or imposed and paid by such Holder as a result of any failure of the Company to withhold, deduct or remit to the relevant tax authority, on a timely basis, the full amounts required under applicable law; and (ii) any such Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (i), so that the net amount received by such Holder after such reimbursement would not be less than the net amount such Holder would have received if such Taxes on such reimbursement had not been imposed.

At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee, on behalf of the Company, to pay such Additional Amounts to Holders on the payment date. Whenever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Change in Control Purchase Price, interest or any other amount payable under or with respect to any Security such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made (if applicable).

The obligations of the Company under this Section 1010 shall survive the termination of this Indenture and the payment of all amounts under or with respect to the Securities.

SECTION 1011.  STATEMENT AS TO COMPLIANCE.

The Company will deliver to the Trustee, within 120 days after the end of each fiscal year ending after the date hereof (or within such shorter time period as may be required by the Trust Indenture Act) and otherwise upon the demand of the Trustee, a brief certificate of its principal executive officer, principal financial officer or principal accounting officer stating whether, to such officer’s knowledge, the Company is in compliance with all covenants and conditions to be complied with by it under this Indenture. For purposes of this Section 1011, such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

When a Default has occurred and is continuing or if the Trustee, any Holder or the trustee for or the holder of any other evidence of Debt of the Company or any Restricted Subsidiary gives any notice or takes any other action with respect to a claimed default (other than with respect to Debt in the principal amount of less than Cdn$10,000,000), the Company shall deliver to the Trustee an Officers’ Certificate specifying such Default, notice or other action within 10 Business Days of its occurrence.

The Company shall furnish to the Trustee, upon the demand of the Trustee, evidence, in the form required by the Trustee, of any action required or permitted to be taken by the Company under this Indenture.

SECTION 1012.  WAIVER OF CERTAIN COVENANTS.

The Company may omit in any particular instance to comply with any covenant or condition set forth in Sections 1005 through 1009 if, before or after the time for such compliance, the Holders of a majority in aggregate principal amount of the Securities at the time outstanding shall, by Act of such Holders, waive such compliance in such instance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

SECTION 1013.  SUBORDINATION AGREEMENTS.

(i) The Company, to the extent it is an obligor under Inter-Company Deeply Subordinated Debt or Inter-Company Subordinated Debt from time to time, will hold in trust for the benefit of the Trustee and the Holders the rights and benefits of the provisions substantially in the form of Exhibits A and B hereto, which provisions shall be incorporated into agreements or instruments evidencing Inter-Company Deeply Subordinated Debt and Inter-Company Subordinated Debt, respectively.

(ii) For greater certainty, notwithstanding the provisions of any Inter-Company Deeply Subordinated Debt, any Inter-Company Subordinated Debt, any provision thereof as may be incorporated in any document or any other agreement pursuant to which the Trustee or the Holders are or may become entitled to receive from holders of subordinated indebtedness of the Company payments by way of turn-over (“subordination documents”), neither the Trustee nor the Holders shall collect, claim any right to collect, accept or receive any amounts (the “turnover amounts”), whether in cash, property or otherwise, pursuant to any subordination document unless a Default or Event of Default shall have occurred and be continuing. In the event that notwithstanding the provisions of this Section 1013(ii), the Holders or the Trustee shall receive or collect any turnover amounts such turnover amounts shall be received and held in trust for and shall be paid over to such holders of subordinated indebtedness or the liquidating agent or other Person who shall have made such payment on their behalf under the subordination documents. Any such turnover amounts received by the Trustee or Holder which the Trustee or Holder is required to pay over to such holders of subordinated indebtedness or the liquidating agent or other Person who shall have made such payment on their behalf shall in no circumstances be deemed to be a payment on account of the Securities.

ARTICLE ELEVEN

REDEMPTION OF SECURITIES

SECTION 1101.  RIGHT OF REDEMPTION.

(a) The Securities may be redeemed, at the election of the Company, as a whole or from time to time in part, at any time, subject to the conditions and at the Redemption Prices specified in the form of Security set forth in Article Two herein, together with accrued interest to the Redemption Date.

(b) If, as a result of any change in, or amendment to, the laws (or any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in, or amendment to, any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after November 19, 2004, the Company has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Securities, any Additional Amounts in accordance with Section 1010 hereof, then the Company may, at its option, redeem the Securities, as a whole but not in part, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the Redemption Date; provided that the Company determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Company not including substitution of the obligor under the Securities.

SECTION 1102.  APPLICABILITY OF ARTICLE.

Redemption of Securities at the election of the Company or otherwise, as permitted or required by any provision of this Indenture, shall be made in accordance with such provision and this Article.

SECTION 1103.  ELECTION TO REDEEM; NOTICE TO TRUSTEE.

The election of the Company to redeem the Securities pursuant to Section 1101 shall be evidenced by a Board Resolution. In case of any redemption at the election of the Company, the Company shall, at least 60 days prior to the Redemption Date fixed by it (unless a shorter notice period shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Securities to be redeemed.

SECTION 1104.  SELECTION BY TRUSTEE OF SECURITIES TO BE REDEEMED.

If less than all the Securities are to be redeemed, the particular Securities or portions thereof to be redeemed shall be selected not more than 60 days and not less than 30 days prior to the Redemption Date by the Trustee, from the Outstanding Securities not previously called for redemption, pro rata, and the amounts to be redeemed may be equal to U.S.$1,000 or any integral multiple thereof.

The Trustee shall promptly notify the Company and the Security Registrar in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to redemption of Securities shall relate, in the case of any Security redeemed or to be redeemed only in part, to the portion of the principal amount of such Security which has been or is to be redeemed.

SECTION 1105.  NOTICE OF REDEMPTION.

Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed, at its address appearing in the Security Register.

All notices of redemption shall state:

(a) the Redemption Date;

(b) the Redemption Price;

(c) if less than all Outstanding Securities are to be redeemed, the identification (and, in the case of a Security to be redeemed in part, the principal amount) of the particular Securities to be redeemed;

(d) that on the Redemption Date the Redemption Price will become due and payable upon each such Security, and that interest thereon shall cease to accrue on and after said date; and

(e) the place or places where such Securities are to be surrendered for payment of the Redemption Price.

Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at its request, by the Trustee in the name and at the expense of the Company.

SECTION 1106. DEPOSIT OF REDEMPTION PRICE.

On or prior to any Redemption Date, the Company shall deposit or cause to be deposited with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in same day funds (or New York Clearing House funds if such deposit is made prior to the applicable Redemption Date) sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities which are to be redeemed on that date.

SECTION 1107.  SECURITIES PAYABLE ON REDEMPTION DATE.

Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price together with accrued interest to the Redemption Date; provided, however, that installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such on the relevant Regular Record Dates according to the terms and the provisions of Section 309.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal thereof (and premium, if any, thereon) shall, until paid, bear interest from the Redemption Date at the rate borne by such Security.

SECTION 1108.  SECURITIES REDEEMED IN PART.

Any Security which is to be redeemed only in part shall be surrendered at the office or agency of the Company maintained for such purpose pursuant to Section 1002 (with, if the Company, the Security Registrar or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company, the Security Registrar or the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing), and the Company shall execute, and, upon Company Order, the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a replacement Security or Securities, of any authorized denomination as requested by such Holder in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

SECTION 1109.  EFFECT OF CHANGE IN CONTROL PURCHASE NOTICE.

Upon receipt by the Company of the Change in Control Purchase Notice specified in Section 516(b), the Holder of the Security in respect of which such Change in Control Purchase Notice was given shall (unless such Change in Control Purchase Notice is withdrawn as specified in the following two paragraphs of this Section) thereafter be entitled to receive solely the Change in Control Purchase Price with respect to such Security. Such Change in Control Purchase Price shall be paid to such Holder upon the later of (a) the first Business Day following the Change in Control Purchase Date (provided the conditions in Section 516(b) have been satisfied) and (b) the time of delivery of the Security to the Paying Agent at the office of the Paying Agent or to the office or agency referred to in Section 1002 by the Holder thereof in the manner required by Section 516(b).

A Change in Control Purchase Notice may be withdrawn before or after delivery by the Holder to the Paying Agent at the office of the Paying Agent of the Security to which such Change in Control Purchase Notice relates, by means of a written notice of withdrawal delivered by the Holder to the Paying Agent at the office of the Paying Agent or to the office or agency referred to in Section 1002 to which the related Change in Control Purchase Notice was delivered at any time prior to the close of business on the Change in Control Purchase Date specifying, as applicable:

(1) the certificate number of the Security in respect of which such notice of withdrawal is being submitted,

(2) the principal amount of the Security (which shall be U.S.$1,000 or an integral multiple thereof) with respect to which such notice of withdrawal is being submitted, and

(3) the principal amount, if any, of such Security (which shall be U.S.$1,000 or an integral multiple thereof) that remains subject to the original Change in Control Purchase Notice and that has been or will be delivered for purchase by the Company.

The Paying Agent will promptly return to the respective Holders thereof any Securities with respect to which a Change in Control Purchase Notice has been withdrawn in compliance with this Indenture.

SECTION 1110.  DEPOSIT OF CHANGE IN CONTROL PURCHASE PRICE.

No later than 11:00 a.m. (New York time) on the Business Day following the Change in Control Purchase Date the Company shall deposit or cause to be deposited with the Paying Agent (or, if the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 1003) an amount of cash sufficient to pay the aggregate Change in Control Purchase Price of all the Securities or portions thereof that are to be purchased as of the Change in Control Purchase Date.

SECTION 1111.  SECURITIES PURCHASED IN PART.

Any Security that is to be purchased only in part shall be surrendered to the Paying Agent at the office of the Paying Agent or to the office or agency referred to in Section 1002 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing) and the Company shall execute and, upon Company Order, the Trustee shall authenticate and deliver to the Holder of such Security, without service charge, a replacement Security or Securities, of any authorized denomination as requested by such Holder in an aggregate principal amount equal to, and in exchange for, the principal amount of the Security so surrendered that is not purchased.

SECTION 1112.  REPAYMENT TO THE COMPANY.

As provided in the Securities, the Trustee and the Paying Agent shall return to the Company any cash that remains unclaimed, together with interest or dividends, if any, thereon (subject to the provisions of Section 607), held by them for the payment of the Change in Control Purchase Price; provided, however, that, to the extent that the aggregate amount of cash deposited by the Company pursuant to Section 1110 exceeds the aggregate Change in Control Purchase Price of the Securities or portions thereof to be purchased, then the Trustee shall hold such excess for the Company and promptly after the Business Day following the Change in Control Purchase Date the Trustee shall upon demand return any such excess to the Company together with interest or dividends, if any, thereon (subject to the provisions of Section 607).

ARTICLE TWELVE

SUBORDINATION OF SECURITIES

SECTION 1201.  SECURITIES SUBORDINATE TO SENIOR INDEBTEDNESS OF THE COMPANY.

The Company covenants and agrees, and each Holder of a Security, by his acceptance thereof, likewise covenants and agrees, that, to the extent and in the manner hereinafter set forth in this Article, the indebtedness represented by the Securities and the payment of the principal of (and premium, if any) and interest on each and all of the Securities and all other amounts payable with respect thereto (collectively the “Subordinated Obligations”) are hereby expressly made subordinate and postponed to and subject in right of payment as provided in this Article to the prior payment in full of all Senior Indebtedness of the Company. All provisions of this Article Twelve shall be subject to Section 1215.

This Article 12 shall constitute a continuing offer to all Persons who, in reliance upon such Article, become holders of, or continue to hold, Senior Indebtedness, and such provisions are made for the benefit of the holders of Senior Indebtedness, and such holders are made obligees hereunder and they or each of them may enforce such provisions.

SECTION 1202.  PAYMENT OVER OF PROCEEDS UPON DISSOLUTION, ETC.

In the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, arrangement, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, whether voluntary or involuntary, or (b) any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (c) any general assignment for the benefit of creditors or any other marshalling of assets or liabilities of the Company, then and in any such event:

(1) the holders of Senior Indebtedness of the Company shall receive payment in full of all amounts due on or in respect of all Senior Indebtedness of the Company before the Holders of the Securities are entitled to receive or retain any payment or distribution of any kind or character (other than a payment or distribution (i) from the trust described in Article Four (and specifically in Section 404) or (ii) in the form of equity securities or subordinated securities of the Company or any successor obligor with respect to the Senior Indebtedness of the Company provided for by a plan of arrangement or reorganization or a proposal under any Bankruptcy Law that, in the case of any such subordinated securities, are subordinate in right of payment to all Senior Indebtedness of the Company (or such successor obligor) that may at the time be outstanding to substantially the same extent as, or to a greater extent than, the Securities are so subordinated as provided in this Article (such equity securities or subordinated securities hereinafter being “Permitted Junior Securities”)) on account of the Subordinated Obligations; and

(2) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than a payment or distribution (i) from the trust described in Article Four (and specifically in Section 404) or (ii) in the form of Permitted Junior Securities), including, without limitation, by way of set-off or enforcement of any guarantee or otherwise, which the Trustee or the Holders would be entitled to receive and retain but for the provisions of this Article shall be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, immediately and directly to the holders of Senior Indebtedness of the Company or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of such Senior Indebtedness; and

(3) in the event that, notwithstanding the foregoing provisions of this Section, the Trustee or the Holder of any Security shall have received any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, including, without limitation, by way of set-off or enforcement of any guarantee or otherwise, in respect of the Subordinated Obligations which such Trustee or the Holder would be entitled to receive and retain but for the provisions of this Article, before all Senior Indebtedness of the Company is paid in full, then and in each such event such payment or distribution (other than a payment or distribution (i) from the trust described in Article Four (and specifically in Section 404) or (ii) in the form of Permitted Junior Securities) shall be held by such recipient in trust and separate and apart from any of its other property for the benefit of the holders of Senior Indebtedness of the Company (which trust is hereby declared and acknowledged), and shall be immediately paid over or delivered forthwith to the holders of Senior Indebtedness of the Company or their representative or representatives for application to the remaining unpaid Senior Indebtedness to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company; and

(4) for greater certainty, any Taxes that have been withheld or deducted from any payment or distribution in respect of the Securities, or any Taxes that ought to have been withheld or deducted from any such payment or distribution that have been remitted to the relevant taxing authority, shall not be considered to be an amount that a Holder or the Trustee is entitled to receive and retain for the purposes of Section 1202(2), or an amount that a Holder or the Trustee receives for the purposes of Section 1203(3). For purposes of this paragraph (4), “Taxes” includes any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of the United States of America or of any state or territory thereof or by any authority or agency therein or thereof having power to tax.

The amalgamation or consolidation of the Company with, or the merger of the Company into, another Person or the liquidation or dissolution of the Company following the conveyance, transfer, lease or other disposal of its properties and assets substantially as an entirety to another Person upon the terms and conditions set forth in Article Eight shall not be deemed a dissolution, winding-up, liquidation, reorganization, arrangement, assignment for the benefit of creditors or marshalling of assets and liabilities of the Company for the purposes of this Section if the Person formed by such amalgamation or consolidation or into which the Company is merged or the Person which acquires such assets substantially as an entirety, as the case may be, shall, as a part of such amalgamation, consolidation, merger, conveyance, transfer, lease or disposal, comply with the conditions set forth in Article Eight.

SECTION 1203.  SUSPENSION OF PAYMENT WHEN DESIGNATED SENIOR INDEBTEDNESS IN DEFAULT.

(a) Unless Section 1202 shall be applicable, upon (1) the occurrence of a Payment Default and (2) receipt by the Trustee from the Agent (or such other representative of Designated Senior Indebtedness) of written notice of such occurrence, no payment or distribution of any assets of the Company of any kind or character shall be made by the Company including, without limitation, by way of set-off or enforcement of any guarantee or otherwise, on account of the Subordinated Obligations or on account of the purchase or redemption or other acquisition of Securities unless and until such Payment Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness shall have been paid in full, after which the Company shall resume making any and all required payments in respect of the Securities, including any missed payments.

(b) Unless Section 1202 shall be applicable, upon (1) the occurrence of a Non-payment Event of Default and (2) receipt by the Trustee from the Agent (or such other representative of Designated Senior Indebtedness) of written notice of such occurrence, then no payment or distribution of any assets of the Company of any kind or character (other than a payment or distribution (i) from the trust described in Article Four (and specifically in Section 404) or (ii) in the form of Permitted Junior Securities) shall be made by the Company including, without limitation, by way of set-off or enforcement of any guarantee or otherwise, on account of the Subordinated Obligations or on account of the purchase or redemption or other acquisition of Securities for a period (“Payment Blockage Period”) commencing on the date of receipt by the Trustee of such notice from the Agent (or such other representative) unless and until (subject to any blockage of payments that may then be in effect under subsection (a) of this Section) (x) more than 179 days shall have elapsed since receipt of such written notice by such Trustee, (y) such Non-Payment Event of Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness shall have been paid in full or (z) such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from the Agent (or such other representative), after which, in the case of clause (x), (y) or (z), the Company shall resume making any and all required payments in respect of the Securities, including any missed payments. Notwithstanding any other provision of this Indenture, in no event shall a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Trustee of the notice referred to in clause (2) above (the “Initial Blockage Period”). Any number of additional Payment Blockage Periods may be commenced during the Initial Blockage Period; provided, however, that no such additional Payment Blockage Period shall extend beyond the Initial Blockage Period. After the expiration of the Initial Blockage Period, no Payment Blockage Period may be commenced until at least 186 consecutive days have elapsed from the last day of the Initial Blockage Period. Notwithstanding any other provision of this Indenture, no event of default with respect to Designated Senior Indebtedness which existed or was continuing on the date of the commencement of any Payment Blockage Period initiated by the Agent (or such other representative) for such Designated Senior Indebtedness shall be, or be made, the basis for the commencement of a second Payment Blockage Period initiated by the Agent (or such other representative) for such Designated Senior Indebtedness, whether or not within the Initial Blockage Period, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

(c) In the event that, notwithstanding the foregoing, the Company shall make any payment to the Trustee or the Holder of any Security which is prohibited by the foregoing provisions of this Section, then and in each such event such payment shall be paid over and delivered forthwith to the Company, and no such payment so paid over shall be treated as a payment of any amount owing to the Trustee or a Holder of a Security.

SECTION 1204.  LIENS.

The Company and the Trustee agree that all of the Subordinated Obligations will be unsecured by any Lien (as that term is defined in the Bank Credit Agreement) upon or with respect to any of the property, assets or undertaking of the Company. The Trustee agrees that should any Lien (as that term is defined in the Bank Credit Agreement) arise, whether by operation of law or otherwise, in its favor, it will hold the benefit thereof in trust for the holders of the Senior Indebtedness of the Company and, so long as any Senior Indebtedness of the Company is not paid in full, any payment by or on behalf of the Company or distribution of assets, property or undertaking of the Company with respect to any such Lien will be made to the holders of the Senior Indebtedness of the Company or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

SECTION 1205.  PAYMENT PERMITTED IF NO DEFAULT.

Nothing contained in this Article or elsewhere in this Indenture or in any of the Securities shall prevent the Company, at any time except during the pendency of any event referred to in clause (a), (b) or (c) of Section 1202 or under the conditions described in Section 1203, from making payments at any time of principal of (and premium, if any) or interest on the Securities.

SECTION 1206.  SUBROGATION TO RIGHTS OF HOLDERS OF SENIOR INDEBTEDNESS.

Subject to the payment in full of all Senior Indebtedness of the Company, the Holders of the Securities shall be subrogated (equally and ratably with the holders of all indebtedness of the Company which by its express terms is subordinated and postponed to Senior Indebtedness of the Company to the same extent as the Securities are subordinated and postponed and which is entitled to like rights of subrogation) to the rights of the holders of such Senior Indebtedness to the extent that payment of Senior Indebtedness has been made under Section 1202 of this Indenture from amounts otherwise payable to Holders of the Securities, to receive payments and distributions of assets of the Company of any kind or character, whether in cash, property or securities, applicable to the Senior Indebtedness of the Company until the Subordinated Obligations shall be paid in full. For purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness of the Company of any cash, property or securities to which the Holders of the Securities or the Trustee would be entitled except for the provisions of this Article, and no payments over pursuant to the provisions of this Article to the holders of Senior Indebtedness of the Company by Holders of the Securities or the Trustee, shall, as between the Company, its creditors other than holders of Senior Indebtedness, and the Holders of the Securities, be or be deemed to be a payment or distribution by the Company to or on account of the Senior Indebtedness of the Company.

SECTION 1207.  PROVISIONS SOLELY TO DEFINE RELATIVE RIGHTS.

The provisions of this Article are and are intended solely for the purpose of defining the relative rights of the Holders of the Securities on the one hand and the holders of Senior Indebtedness of the Company on the other hand. Nothing contained in this Article or elsewhere in this Indenture or in the Securities is intended to or shall:

(a) impair, as between the Company and the Holders of the Securities, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Securities the principal of (and premium, if any) and interest on the Securities as and when the same shall become due and payable in accordance with their terms; or

(b) affect the relative rights against the Company of the Holders of the Securities and creditors of the Company other than the holders of Senior Indebtedness of the Company; or

(c) prevent the Trustee or the Holder of any Security from exercising the remedies otherwise permitted by applicable law upon default under this Indenture including, without limitation, filing and voting claims in any proceeding under any Bankruptcy Law, subject to the rights, if any, under this Article of the holders of Senior Indebtedness of the Company in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

If a holder of Senior Indebtedness or a trustee for such holder shall receive in such capacity any amount under this Article and at the time of such receipt such holder or trustee is not entitled to (whether by reason of maturity, acceleration or otherwise) such amount under the terms of such Senior Indebtedness, then such holder or trustee shall turn such amount over to the Company. Any such amount so received by any holder of Senior Indebtedness or a trustee for such holder which such holder or trustee is so required to turn over to the Company shall in no circumstances be considered to be a payment on account of such Senior Indebtedness.

For greater certainty, if the Trustee or the Holder of any Security shall have received any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which neither such Trustee nor the Holder is, at the time of such receipt, entitled pursuant to the terms of this Indenture read without reference to this Article Twelve, such payment or distribution shall not be subject to Section 1202 and shall be promptly remitted by such Trustee or the Holder of the Security, as the case may be, to the Company.

SECTION 1208.  TRUSTEE TO EFFECTUATE SUBORDINATION; SUBORDINATION AGREEMENTS WITH AGENT UNDER BANK CREDIT AGREEMENT AND SENIOR DEBT TRUSTEES.

Each Holder of a Security by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination provided in this Article and appoints the Trustee his attorney-in-fact for any and all such purposes. Upon the written direction of the Company and upon being furnished with an Officers’ Certificate stating that one or more named persons are holders of Senior Indebtedness of the Company and specifying the amount and nature of such Senior Indebtedness, the Trustee, from time to time, for and on behalf of all present and future Holders of the Securities, shall exercise and deliver deeds of subordination in favor of the person or persons named or referred to in such Officers’ Certificate providing that such person or persons and his or their successors or assigns are entitled to all the rights and benefits of this Article as the holder or holders of Senior Indebtedness of the Company; provided that the Company may not request the Trustee to execute one or more subordination agreements in favor of (x) the Agent or (y) the trustees with respect to the Company’s Existing Secured Securities or Senior Notes (the “Senior Debt Trustees”), without, in either case, requesting the Trustee to execute one or more subordination agreements in favor of each of the Agent and the Senior Debt Trustees. An executed counterpart of each such subordination agreement shall be delivered by such Trustee to the Company and another such counterpart shall be retained by such Trustee. Nothing contained in this Section 1208 shall impair the rights of any holders of Senior Indebtedness of the Company in whose favor such subordination agreement has not been so executed and delivered.

Concurrently with the execution and delivery of this Indenture, (i) the Company and the Trustee shall enter into with the Agent, a subordination agreement substantially in the form of Exhibit F to this Indenture, (ii) the Company and the Trustee shall enter into with the Senior Debt Trustees a subordination agreement substantially in the form of Exhibit G to this Indenture.

SECTION 1209.  NO WAIVER OF SUBORDINATION PROVISIONS.

(a) No right of any present or future holder of any Senior Indebtedness of the Company to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or the Trustee or by any act or failure to act by any such holder, or by any non-compliance by the Company or the Trustee with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof any such holder may have to be otherwise charged with.

(b) Without in any way limiting the generality of subsection (a) of this Section, the holders of Senior Indebtedness of the Company may, at any time and from time to time, without the consent of or notice to the Trustee or the Holders of the Securities, without incurring responsibility to the Holders of the Securities and without impairing or releasing the subordination provided in this Article or the obligations hereunder of the Holders of the Securities to the holders of Senior Indebtedness of the Company, do any one or more or of the following: (1) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, the terms of Senior Indebtedness of the Company or the terms of any instrument evidencing the same or any agreement under which Senior Indebtedness of the Company is outstanding (including, without limitation, any increase in the aggregate principal amount of any indebtedness) thereunder, it being understood that any such additional indebtedness shall not constitute Senior Indebtedness to the extent incurred in violation of Section 1007 of this Indenture); (2) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Indebtedness of the Company; (3) release any Person liable in any manner for the collection of Senior Indebtedness of the Company; and (4) exercise or refrain from exercising any rights against the Company and/or any other Person.

(c) If the Trustee on behalf of the Holders or any Holders should fail to file a proof of claim in any bankruptcy, insolvency, receivership or similar proceeding relating to the Company at least 30 days before the expiration of the time to file such claim or claims, each holder of Senior Indebtedness of the Company (or its representative) is hereby authorized to file an appropriate claim for and on behalf of all or any of the Holders.

SECTION 1210.  NOTICE TO THE TRUSTEE.

(a) The Company shall give prompt written notice to the Trustee of any fact known to it which would prohibit the making of any payment or distribution to or by the Trustee in respect of the Securities. Notwithstanding the provisions of this Article or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment to or by the Trustee in respect of the Securities, unless and until the Trustee shall have received written notice thereof from the Company, the Agent, a representative for the holders of Senior Indebtedness of the Company or any trustee, fiduciary or agent therefor; and, prior to the receipt of any such written notice, the Trustee, subject to the provisions of Section 602, shall be entitled in all respects to assume that no such facts exist; provided, however, that, if the Trustee shall not have received the notice provided for in this Section or Section 1203 hereof prior to the date on which by the terms of this Indenture any money may become payable for any purpose (including, without limitation, the payment of the principal of (and premium, if any) or interest on or any amounts payable in connection with any Security), then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such money and to apply the same to the purpose for which such money was received and shall not be affected with respect to such action taken by any notice to the contrary which may be received by it on or after such date.

(b) Subject to the provisions of Trust Indenture Act Sections 315(a) through (d), the Trustee shall be entitled to rely on any written notice delivered to it from time to time by the Agent or a representative for the holders of Senior Indebtedness of the Company for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of the Senior Indebtedness of the Company and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article Twelve. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of Senior Indebtedness of the Company to participate in any payment or distribution pursuant to this Article, such Trustee may request such Person to furnish evidence to the reasonable satisfaction of such Trustee as to the amount of Senior Indebtedness of the Company held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article and, if such evidence is not furnished, such Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

SECTION 1211.  RELIANCE ON BANKRUPTCY ORDER OR CERTIFICATE OF LIQUIDATING AGENT.

Upon any payment or distribution of assets of the Company referred to in this Article, the Trustee, subject to the provisions of Trust Indenture Act Sections 315(a) through (d), and the Holders of the Securities shall be entitled to rely on any bankruptcy order entered by any court of competent jurisdiction, or a certificate of (i) the trustee in bankruptcy as to matters over which it has authority, (ii) a receiver under the Deed of Trust or any other receiver whose certificate is agreed to by the Deed Trustee, or (iii) assignee for the benefit of all unsecured creditors as to matters over which it has authority, delivered to the Trustee or to the Holders of Securities from time to time by any Person, for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of Senior Indebtedness of the Company and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article.

SECTION 1212.  RIGHTS OF THE TRUSTEE AS HOLDERS OF SENIOR INDEBTEDNESS OF THE COMPANY; PRESERVATION OF TRUSTEE’S RIGHTS.

Subject to the terms of this Article, the Trustee in its individual capacity shall be entitled to all the rights set forth in this Article with respect to any Senior Indebtedness of the Company which may at any time be held by it, to the same extent as any other holder of Senior Indebtedness of the Company, and nothing in this Indenture shall deprive the Trustee of any of its rights as such holder. Nothing in this Article shall apply to claims of, or payments to, the Trustee under or pursuant to Section 607.

SECTION 1213.  ARTICLE APPLICABLE TO PAYING AGENT.

In case at any time any Paying Agent other than the Trustee shall have been appointed by the Company and be then acting hereunder, the term “Trustee” as used in this Article shall in such case (unless the context otherwise requires) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if such Paying Agent were named in this Article in addition to or in place of the Trustee, provided, however, that Section 1212 shall not apply to the Company, any Restricted Subsidiary or any Affiliate of the Company or any Restricted Subsidiary if any of them or any such Affiliate acts as Paying Agent.

SECTION 1214.  NO SUSPENSION OF REMEDIES.

Nothing contained in this Article shall limit the right of the Trustee or the Holders of Securities to take any action to accelerate the maturity of the Securities pursuant to Article Five or to pursue any rights or remedies hereunder or under applicable law; provided, however, that, upon the occurrence and during the continuance of an Event of Default under this Indenture, neither the Trustee nor any Holder shall be entitled to accelerate the maturity of all or any of the Subordinated Obligations until the earlier to occur of the fifth Business Day following the receipt by the Company and the Agent of a written declaration of acceleration as provided in Section 502 and the date of acceleration in full of the Designated Senior Indebtedness. The Trustee agrees that it will immediately upon receipt by it of a notice of Default under this Indenture, or the cure or waiver of such Default, immediately give notice of same to the Deed Trustee.

SECTION 1215.  TRUST MONEYS NOT SUBORDINATED.

Notwithstanding anything contained herein to the contrary, payments from cash or the proceeds of U.S. Government Obligations held in trust under Article Four of this Indenture by the Trustee (or such other trustee who shall have satisfied the requirements of Section 609 and who shall agree to comply with the provisions of Article Four applicable to it) and which were deposited in accordance with the terms of Article Four of this Indenture and not in violation of Section 1203 of this Indenture for the payment of principal of (and premium, if any) and interest on the Securities shall not be subordinated to the prior payments of any Senior Indebtedness of the Company or subject to the restrictions set forth in this Article Twelve and none of the Holders shall be obligated to pay over any such amount to the Company or any holder of Senior Indebtedness of the Company or any other creditor of the Company; provided, however, the Company will not exercise such defeasance without the prior written consent of the Banks holding in the aggregate at least 66-2/3% of the available commitments under the Bank Credit Agreement and the Company must provide the Trustee with written evidence of such prior written consent before it may exercise its defeasance option.

SECTION 1216.  ASSIGNMENT BY HOLDERS OF SENIOR INDEBTEDNESS.

(a) No payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities made to the holders of Senior Indebtedness of the Company (1) under Section 1202(2) by a liquidating trustee or agent or other person or (2) under Section 1202(3) by the Trustee or a Holder shall, to the extent that such payment or distribution to the holders of Senior Indebtedness has been made from amounts otherwise payable to the Holders of the Securities, as between the Company and the holders of Senior Indebtedness to whom such payment or distribution was made, constitute or be deemed to be a payment on account of such Senior Indebtedness. If the Trustee or the Holders are not for any reason entitled to be subrogated to the rights of holders of Senior Indebtedness in respect of such payment or distribution, then, subject to clause (b) of this Section, each holder of Senior Indebtedness to whom any such payment or distribution is made will promptly after request by the Trustee assign its Senior Indebtedness to the extent of such payment or distribution and all rights with respect thereto (excluding any rights to any security) to the Trustee on behalf of the Holders.

(b) A holder of Senior Indebtedness of the Company shall not be required to provide an assignment under clause (a) of this Section if (i) such holder, acting reasonably, concludes that there is a likelihood that the granting of such assignment on the terms of the relevant assignment agreement would cause such holder to be liable to any other Person or (ii) all Senior Indebtedness of the Company shall not have been paid in full.

SECTION 1217.  PAYMENTS BY AFFILIATES.

At any time when the provisions of Section 1202(a), (b) or (c) or 1203(a) or (b) shall be applicable, the Company will not permit any Affiliate of the Company to make any payment or distribution of assets for or on behalf of the Company to the Trustee or to any Holder that the Company or any obligor or guarantor with respect to the Subordinated Obligations would be prohibited from making under any of such Sections (or the equivalent provisions with respect to such obligor or guarantor), without the prior written consent of the Banks holding in the aggregate at least 66-2/3% of the commitments under the Bank Credit Agreement (it being understood that, upon receipt of such consent, nothing in this Article shall be deemed to prevent, and such Affiliate shall be entitled to make, any such payment).

* * *

This Indenture may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed and attested, all as of the day and year first above written.

ROGERS WIRELESS INC.

By:	/s/ M. Lorraine Daly
	Name:	M. Lorraine Daly
	Title:	Vice-President, Treasurer

By:	/s/ Alan D. Horn
	Name:	Alan D. Horn
	Title:	Vice-President

Attest:	/s/ David Miller

JPMORGAN CHASE BANK

By:	/s/ Rosa Ciaccia
	Name:	Rosa Ciaccia
	Title:	Trust Officer

Attest:	/s/ L. O’Brien

EXHIBIT A

PROVISIONS FOR INTER-COMPANY DEEPLY SUBORDINATED DEBT

1.1  Terms defined in the Indenture in respect of the 8.00% Senior Subordinated Notes due 2012 dated as of November 30, 2004 (the “Indenture”) between Rogers Wireless Inc. (the “Company”) and JPMorgan Chase Bank, N.A., as trustee (the “Trustee”), and used herein have the meanings attributed to such terms in the Indenture.

2.1  AGREEMENT TO SUBORDINATE. The indebtedness evidenced by this agreement or instrument shall constitute Inter-Company Deeply Subordinated Debt and the Company and the relevant creditor who is owed such indebtedness (the “Relevant Creditor”) agree that such indebtedness (including, without limitation, principal, interest, premium, fees, penalties, indemnities and “post-petition interest” in bankruptcy) is subordinate and junior in right of payment, to the extent and in the manner provided in this Section 2, to the prior payment in full of all Senior Indebtedness and Indenture Obligations of the Company now or hereafter existing.

The Company agrees to hold the benefit of these provisions as incorporated in this agreement or this instrument as trustee for and on behalf of the holders, from time to time, of Senior Indebtedness, the Trustee and the Holders and the Company shall be a party to the agreement or instrument in such capacity and shall give the Relevant Creditor (and the Company on its own behalf) one dollar as valuable consideration in respect of the agreements given to it in such capacity as trustee.

The provisions of this Section 2 are for the benefit of the holders from time to time of Senior Indebtedness and the Holders, and such holders or Holders are hereby made obligees hereunder to the same extent as if their names were written herein as such, and they (collectively or singly) may proceed to enforce such provisions.

2.2  LIQUIDATION; DISSOLUTION; BANKRUPTCY. (a) Upon any distribution of assets of the Company to creditors or upon a liquidation or dissolution or winding-up of the Company or in a bankruptcy, arrangement, liquidation, reorganization, insolvency, receivership or similar case or proceeding relating to the Company or its property or other marshalling of assets of the Company:

(i) the holders of Senior Indebtedness shall be entitled to receive payment in full of all Senior Indebtedness and, if all such Senior Indebtedness shall have been paid in full, the Trustee and the Holders shall be entitled to receive payment in full of all Indenture Obligations before the Relevant Creditor shall be entitled to receive any payment of principal of or interest on, or any other amount owing in respect of, the indebtedness evidenced by this agreement or instrument;

(ii) until payment in full of all Senior Indebtedness and, if all such Senior Indebtedness shall have been paid in full, the Indenture Obligations, any distribution of assets of any kind or character to which the Relevant Creditor would be entitled but for this Section 2 shall be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agents or other Persons making such payment or distribution to, or if received by the Relevant Creditor shall be held for the benefit of and shall be forthwith paid or delivered to, the holders of Senior Indebtedness, as their interests may appear, and if all such Senior Indebtedness shall have been paid in full, the Trustee and Holders in respect of the Indenture Obligations; and

(iii) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, shall be received by the Relevant Creditor before all Senior Indebtedness is paid in full, and, if all such Senior Indebtedness shall have been paid in full before all Indenture Obligations are paid in full, such payment or distribution shall be held in trust for the benefit of and shall be paid over to the holders of Senior Indebtedness, as their interests may appear, and if all such Senior Indebtedness shall have been paid in full, such payment or distribution shall be held in trust for the benefit of and shall be paid over to the Trustee and the Holders in respect of the Indenture Obligations, first, for application to the payment of all Senior Indebtedness until all Senior Indebtedness shall have been paid in full after giving effect to any concurrent payment or distribution to the holders of Senior Indebtedness in respect of such Senior Indebtedness, and second, for application to the payment of all Indenture Obligations until all Indenture Obligations shall have been paid in full after giving effect to any concurrent payment or distribution to the Trustee or the Holders in respect of such Indenture Obligations.

For purposes hereof, the words “cash, property or securities” shall be deemed not to include Permitted Junior Securities of the Company or any other Person provided for by a plan of reorganization or readjustment, the payment of which is subordinated at least to the extent provided herein with respect to the indebtedness evidenced by this agreement or instrument, to the payment of all Senior Indebtedness and Indenture Obligations which may be at the time outstanding; provided, however, that (i) all Senior Indebtedness or Indenture Obligations, as the case may be, are assumed by the new Person, if any, resulting from any such reorganization or readjustment, and (ii) the rights of the holders of Senior Indebtedness and the Holders are not, without the consent of such holders or the Holders, as the case may be, altered by such reorganization or readjustment.

(b) If the Relevant Creditor does not file proper claims or proofs of claim in the form required in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property prior to 45 days before the expiration of the time to file such claims, then (i) upon the request of the representative or representatives of the holders of Senior Indebtedness or the trustee or trustees under any indenture under which any instrument evidencing such Senior Indebtedness may have been issued, or the Trustee, the Relevant Creditor shall file such claims and proofs of claim in respect of the indebtedness evidenced by this agreement or instrument and execute and deliver such powers of attorney, assignments and proofs of claim as may be directed by the representative or representatives of the holders of Senior Indebtedness, or the trustee or trustees under any indenture under which any instrument evidencing such Senior Indebtedness may have been issued, or the Trustee to enable it to enforce any and all claims upon or in respect of the indebtedness evidenced by this agreement or instrument and to collect and receive any and all payments or distributions which may be payable or deliverable at any time upon or in respect of the indebtedness evidenced by this agreement or instrument, and (ii) whether or not the representative or representatives of the holders of Senior Indebtedness, or the trustee or trustees under any indenture under which any instrument evidencing such Senior Indebtedness may have been issued, or the Trustee shall take the action described in clause (i) above, the representative or representatives of the holders of Senior Indebtedness, or the trustee or trustees under any indenture under which any instrument evidencing such Senior Indebtedness may have been issued, or the Trustee, as the case may be, shall nevertheless be deemed to have such powers of attorney as may be necessary to file appropriate claims and proofs of claim and otherwise exercise the powers described above.

For purpose of this Section 2, “payment in full”, with respect to any indebtedness, means the receipt on an irrevocable basis of cash in an amount equal to the unpaid principal amount of such indebtedness and premium, if any, and interest thereon to the date of such payment, together with all other amounts owing with respect to such indebtedness.

2.3  SENIOR INDEBTEDNESS, INDENTURE OBLIGATIONS. (a) The Company shall not pay any principal, interest or premium on the indebtedness evidenced by this agreement or instrument, acquire the indebtedness evidenced by this agreement or instrument for cash or property other than capital stock of the Company, or make any loans, advances or extensions of credit to the Relevant Creditor with respect to the indebtedness evidenced by this agreement or instrument, or pay or acquire any obligation or liability upon which the Relevant Creditor is the obligor, and the Relevant Creditor shall not demand, accept or receive any payment of any principal, interest or premium on the indebtedness evidenced by this agreement or instrument or any such cash, property (other than capital stock of the Company), loans, advances or extensions of credit at any time when:

(i) a default in the payment of any Indenture Obligations has occurred, whether at maturity or at a date fixed for prepayment or by declaration of an acceleration or otherwise, and such default either (A) shall be continuing or (B) shall not have been cured and shall have been waived by the Holders on the express condition that payments on and acquisitions of the indebtedness evidenced by this agreement or instrument by the Company be prohibited pursuant to this clause (i); or

(ii) any default (other than as described in clause (i) of this Section 2.3(a)) under any agreement or instrument evidencing Indenture Obligations shall have occurred and either (x) shall be continuing or (y) shall not have been cured and shall have been waived by the Holders on the express condition that payments on or acquisition of the indebtedness evidenced by this agreement or instrument be prohibited pursuant to this clause (ii); or

(iii) such payment of principal, interest or premium on the indebtedness evidenced by this agreement or instrument, or acquisition of the indebtedness evidenced by this agreement or instrument for cash or property other than capital stock of the Company would cause a Default or Event of Default under the Indenture.

(b) If at any time when a payment on the indebtedness evidenced by this agreement or instrument is due, the Company would (but for this subsection (b)) be prohibited by Section 2.3(a) from making such payment, the Company shall nonetheless be obligated to make such payment if all of the Holders with respect to which any default shall have occurred shall have consented thereto in writing.

(c) If, notwithstanding the foregoing, any payment of any kind or character, whether in cash, property or otherwise, shall be received by the Relevant Creditor before all Senior Indebtedness in respect of which a Payment Default or Non-Payment Event of Default shall have occurred is paid in full, and, if all such Senior Indebtedness shall have been paid in full, the Indenture Obligations are paid in full, such payment shall be held in trust for the benefit of and shall be paid over to the holders of such Senior Indebtedness, as their interests may appear, and, if all such Senior Indebtedness shall have been paid in full, the Trustee and the Holders in respect of the Indenture Obligations, first, for application to the payment of all such Senior Indebtedness until all such Senior Indebtedness shall have been paid in full after giving effect to any concurrent payment to the holders of such Senior Indebtedness in respect of such Senior Indebtedness, and second, for application to the payment of all Indenture Obligations until all Indenture Obligations shall have been paid in full after giving effect to any concurrent payment or distribution to the Trustee or the Holders in respect of such Indenture Obligations.

2.4  SUBROGATION. After all Senior Indebtedness or Indenture Obligations are paid in full and until the indebtedness evidenced by this agreement or instrument is paid in full, the Relevant Creditor shall be subrogated to the rights of the holders of Senior Indebtedness or the Holders, as the case may be. For purposes of this Section 2.4, a distribution made under this Section 2 to holders of Senior Indebtedness or Holders which otherwise would have been made to the Relevant Creditor, or a payment made by the Relevant Creditor to holders of Senior Indebtedness or Holders in respect of a turnover obligation under this Section 2, is not, as between the Company and such holders or Holders, a payment by the Company on account of Senior Indebtedness or Indenture Obligations.

2.5 RELATIVE RIGHTS. This Section 2 defines the relative rights of the Relevant Creditor on the one hand and the holders of Senior Indebtedness and the Holders on the other hand. Nothing in this Section 2 shall:

(a) impair, as between the Company and the Relevant Creditor, the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on the indebtedness evidenced by this agreement or instrument in accordance with its terms; or

(b) affect the relative rights of the Relevant Creditor on the one hand and creditors of the Company other than the holders of Senior Indebtedness or Holders on the other hand; or

(c) affect the relative rights of the holders of Senior Indebtedness and Holders among themselves; or

(d) prevent the Relevant Creditor from exercising its available remedies upon a default, subject to Section 2.3 hereof and the rights of the holders of Senior Indebtedness or the Holders to receive cash, property or other assets otherwise payable to the Relevant Creditor.

2.6  SUBORDINATION MAY NOT BE IMPAIRED. (a) No right of any holder of Senior Indebtedness, the Trustee or any Holder to enforce the subordination of indebtedness evidenced by this agreement or instrument shall in any way be prejudiced or impaired by any act or failure to act by the Company or by any act or failure to act in good faith, by any such holder, the Trustee or any Holder or by any non-compliance by the Company with the terms, provisions or covenants herein, regardless of any knowledge thereof which any such holder, the Trustee or any such Holder may have or be otherwise charged with. Neither the subordination of the indebtedness represented by this agreement or instrument as herein provided nor the rights of the holders of Senior Indebtedness, the Trustee and the Holders with respect hereto shall be affected by any extension, renewal or modification of the terms, or the granting of any security in respect of, any Senior Indebtedness or Indenture Obligations or any exercise or non-exercise of any right, power or remedy with respect thereto.

(b) The Relevant Creditor agrees that all indebtedness evidenced by this agreement or instrument will be unsecured by any Lien upon or with respect to any property of the Company, and that the Relevant Creditor will not permit to subsist any Liens upon its claim in respect of or upon the proceeds of the indebtedness represented by this agreement or instrument.

(c) The Relevant Creditor agrees not to exercise any offset or counterclaim or similar right in respect of the indebtedness evidenced by this agreement or instrument except to the extent payment of such indebtedness is permitted and will not assign or otherwise dispose of this agreement or instrument or the indebtedness which it evidences unless the assignee or acquiror, as the case may be, agrees to be bound by the terms of this Section 2.

2.7  RELEVANT CREDITOR ENTITLED TO RELY. Upon any payment or distribution pursuant to this Section 2, the Relevant Creditor shall be entitled to rely (i) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 2.2 are pending, (ii) upon a certificate of the liquidating trustee or agent or other person in such proceedings making such payment or distribution to the Relevant Creditor or its representative, if any, or (iii) upon a certificate of the Trustee or any representative (if any) of holders of Senior Indebtedness or Holders for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Section 2.

3.1 MISCELLANEOUS. (a) The provisions contained herein may not be amended or modified in any respect, nor may any of the terms or provisions hereof be waived, except by an instrument signed by the Company, the Relevant Creditor and the Trustee.

(b) The provisions contained herein shall be binding upon each of the parties to this agreement or instrument and their respective successors and assigns and shall inure to the benefit of the Trustee, each and every holder of Senior Indebtedness and each and every Holder and their respective successors and assigns.

(c) The provisions contained herein shall be governed by and construed in accordance with the laws of the State of New York.

(d) The Relevant Creditor and the Company each hereby irrevocably agrees that any suits, actions or proceedings arising out of or in connection with the provisions contained herein may be brought in any state or federal court sitting in The City of New York or any court in the Province of Ontario and submits and attorns to the non-exclusive jurisdiction of each such court.

EXHIBIT B

PROVISIONS FOR INTER-COMPANY SUBORDINATED DEBT

1. Unless otherwise provided in this Exhibit B, terms defined in the Indenture in respect of the 8.00% Senior Subordinated Notes due 2012 dated as of November 30, 2004 (the “Indenture”) between Rogers Wireless Inc. (the “Company”) and JPMorgan Chase Bank, N.A., as trustee (the “Trustee”), and used herein have the meanings attributed to such terms in the Indenture.

2. The indebtedness evidenced by this agreement or instrument shall constitute Inter-Company Subordinated Debt and the Company and the relevant creditor who is owed such indebtedness (the “Relevant Creditor”) agree that the payment of the principal of (and premium, if any), and interest on such indebtedness is expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Senior Indebtedness and Indenture Obligations of the Company now or hereafter existing. The Company agrees to hold the benefit of these provisions as incorporated in the agreement or the instrument as trustee for and on behalf the holders of Senior Indebtedness, the Trustee and the Holders and the Company shall be a party to the agreement or instrument in such capacity and shall give the Relevant Creditor (and the Company on its own behalf) one dollar as valuable consideration in respect of the agreements given to it in such capacity as trustee.

3. For purposes hereof, the words “cash, property or securities” shall not be deemed to include Permitted Junior Securities of the Company or any other Person provided for by a plan of reorganization or readjustment, the payment of which is subordinated at least to the extent provided herein with respect to the indebtedness evidenced by this agreement or instrument, to the payment of all Senior Indebtedness and Indenture Obligations which may be at the time outstanding; provided, however, that (i) all Indenture Obligations are assumed by the new Person, if any, resulting from any such reorganization or readjustment, and (ii) the rights of the Holders are not, without the consent of the Holders, altered by such reorganization or readjustment.

4. Upon any distribution of assets of the Company to creditors or upon a liquidation or dissolution or winding-up of the Company or in a bankruptcy, arrangement, liquidation, reorganization, insolvency, receivership or similar case or proceeding relating to the Company or its property or other marshalling of assets of the Company:

(a) the holders of Senior Indebtedness shall be entitled to receive payment in full of all Senior Indebtedness and, if all such Senior Indebtedness shall have been paid in full, the Trustee and the Holders shall be entitled to receive payment in full of all Indenture Obligations before the Relevant Creditor shall be entitled to receive any payment of principal of or interest on, or any other amount owing in respect of, the indebtedness evidenced by this agreement or instrument;

(b) until payment in full of all Senior Indebtedness and, if all such Senior Indebtedness shall have been paid in full, the Indenture Obligations, any distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Relevant Creditor would be entitled to except for the provisions hereof shall be paid by the liquidating trustee or agent or other persons making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, to, or if received by the Relevant Creditor shall be held for the benefit of and shall be forthwith paid or delivered to, the holders of Senior Indebtedness, as their interests may appear, and if all such Senior Indebtedness shall have been paid in full, the Trustee and Holders in respect of the Indenture Obligations; and

(c) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, shall be received by the Relevant Creditor before all Senior Indebtedness is paid in full, and, if all such Senior Indebtedness shall have been paid in full, the Indenture Obligations are paid in full, such payment or distribution shall be held in trust for the benefit of and shall be paid over to the holders of Senior Indebtedness, as their interests may appear, and, if all such Senior Indebtedness shall have been paid in full, the Trustee and the Holders in respect of the Indenture Obligations, first, for application to the payment of all Senior Indebtedness until all Senior Indebtedness shall have been paid in full after giving effect to any concurrent payment or distribution to the holders of Senior Indebtedness in respect of such Senior Indebtedness, and second, for application to the payment of all Indenture Obligations until all Indenture Obligations shall have been paid in full after giving effect to any concurrent payment or distribution to the Trustee or the Holders in respect of such Indenture Obligations.

5. Upon any payment or distribution of assets of the Company referred to in this agreement or instrument, the Relevant Creditor shall be entitled to rely (i) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 4 are pending, (ii) upon a certificate of the liquidating trustee or agent or other person in such proceedings making such payment or distribution to the Relevant Creditor or its representative, if any, or (iii) upon a certificate of any representative (if any) of the holders of Senior Indebtedness or the Trustee for the purpose of ascertaining the identity of such holders or Holders, as the case may be, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to the subordination contemplated by this agreement or instrument.

6. Nothing contained herein is intended to or shall impair, as between the Company and its creditors (other than the holders of Senior Indebtedness as regards the Senior Indebtedness and the Holders as regards the Indenture Obligations, on the one hand, and the Relevant Creditor, on the other hand) the obligation of the Company, which is unconditional and absolute, to pay to the Relevant Creditor the principal of and premium, if any, and interest on the Debt owing to the Relevant Creditor as and when the same shall become due and payable in accordance with its terms or affect the relative rights of the Relevant Creditor and creditors of the Company other than the holders of Senior Indebtedness as regards the Senior Indebtedness and the Holders as regards the Indenture Obligations, nor shall anything herein or therein prevent the Relevant Creditor from exercising all remedies otherwise permitted by applicable law upon default with respect to the Debt owing to the Relevant Creditor subject to the rights, if any, herein of the holders of Senior Indebtedness as regards the Senior Indebtedness and the Holders as regards the Indenture Obligations in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

7. Upon the maturity of any Securities by lapse of time, acceleration or otherwise, then, except as hereinafter provided, all principal of and premium, if any, and interest on all such matured Securities and all other Indenture Obligations shall first be paid in full or shall have first been duly provided for before any payment on account of principal of or premium, if any, or interest owing to the Relevant Creditor is made.

8. Upon the happening of an Event of Default permitting the Holders (or any of them) to accelerate the maturity of the Indenture Obligations, then, unless and until such Event of Default shall have been cured or waived or shall have ceased to exist, no payment (including, without limitation, by purchase of the Debt owing to the Relevant Creditor or otherwise) shall be made by the Company with respect to the principal of or premium, if any, or interest on the indebtedness represented by this agreement or instrument owing to the Relevant Creditor. In the event that, notwithstanding the foregoing, the Company shall make any payment of principal of or premium, if any, or interest on the Debt owing to the Relevant Creditor after the happening of such Event of Default, then, except as hereinafter otherwise provided, unless and until such Event of Default shall have been cured or waived or have ceased to exist, such payment shall be held in trust first, for the benefit of and, if and when such Senior Indebtedness in respect of which an Event of Default shall have occurred shall have become due and payable, shall be paid over to the holders of such Senior Indebtedness and applied to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, and second, for the benefit of and, if and when such Indenture Obligations shall have become due and payable, shall be paid over to the holders of such Indenture Obligations and applied to the payment of all Indenture Obligations remaining unpaid until all such Indenture Obligations shall have been paid in full.

9. The fact that any payment to the Relevant Creditor is prohibited hereby shall not prevent the failure to make such payment from being an event of default as regards such Relevant Creditor.

10. Nothing contained herein or in any agreement, indenture or other instrument in respect of the Debt owing to the Relevant Creditor shall, subject to Section 7:

(a) prevent the Company at any time from making payments at any time of the principal of and premium, if any, or interest to the Relevant Creditor on account of Inter-Company Subordinated Debt unless:

(i) such payment is proposed to be made on or after the date upon which any Event of Default or any of the events described in Section 4 has occurred in circumstances where notice of such proposed payment shall have been given by the Relevant Creditor or the Company to the Trustee prior to the happening of such Event of Default; or

(ii) such payment would otherwise occur while any proceedings in respect of the dissolution, arrangement, winding-up, liquidation, reorganization, bankruptcy, insolvency, receivership, assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company are pending; or

(b) prevent the Company from applying to the retirement of any Inter-Company Subordinated Debt the proceeds of a substantially concurrent issue of other Inter-Company Subordinated Debt or of shares of any class of the Company; or

(c) except in circumstances to which clauses (a)(i) or (ii) are applicable, require the Relevant Creditor to pay to the holders of Senior Indebtedness, the Trustee or the Holders, or to repay to the Company, any amount so paid.

11. Unless and until written notice shall be given to the Relevant Creditor by or on behalf of any holder of Senior Indebtedness or any representative or representatives of any such holder, or the Trustee (it being understood that nothing herein shall create any obligation on the part of such representative or representatives or the Trustee to give any such notice), notifying the Relevant Creditor of the happening of an Event of Default or of the existence of any other facts which would result in the making of any payment with respect to the Debt owing to the Relevant Creditor in contravention of the provisions hereof, the Relevant Creditor shall be entitled to assume that no such Event of Default has occurred or that no such facts exist; and, with respect to any monies which may at any time be received by the Relevant Creditor in trust pursuant to any provisions hereof prior to the receipt by it of such written notice, nothing herein shall prevent the Relevant Creditor from applying such monies to the purposes for which the same were so received, notwithstanding the occurrence or continuance of an Event of Default with respect to, or the existence of such facts with respect to, the Senior Indebtedness or Indenture Obligations, unless the Relevant Creditor has actual knowledge to the contrary.

12. (a) No right of any holder of Senior Indebtedness as regards the Senior Indebtedness or the Trustee or any Holder as regards the Indenture Obligations to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, Holder or the Trustee, or by any non-compliance by the Company with the terms, provisions or covenants herein, regardless of any knowledge thereof which any holder, Holder or the Trustee may have or be otherwise charged with.

(b) The rights of holders of Senior Indebtedness, the Trustee and the Holders with respect hereto shall not be affected by any extension, renewal or modification of the terms, or the granting of any security in respect of, any Senior Indebtedness or any exercise or non-exercise of any right, power or remedy with respect thereto.

(c) The Relevant Creditor agrees not to exercise any offset or counterclaim or similar right in respect of the Inter-Company Subordinated Debt except to the extent payment of such Inter-Company Subordinated Debt is permitted and will not assign or otherwise dispose of any Inter-Company Subordinated Debt unless the assignee or acquiror, as the case may be, agrees to be bound by the terms hereof.

13. The provisions contained herein

(a) may not be amended or modified in any respect, nor may any of the terms or provisions hereof be waived, except by an instrument signed by the Company, the Relevant Creditor and the Trustee,

(b) shall be binding upon each of the parties hereto and their respective successors and assigns and shall enure to the benefit of the Trustee, each and every holder of Senior Indebtedness, and each and every Holder and their respective successors and assigns,

(c) shall be governed by and construed in accordance with the laws of the State of New York.

The Relevant Creditor and the Company each irrevocably agree that any suits, actions or proceedings arising out of or in connection with the provisions contained herein may be brought in any state or federal court sitting in The City of New York or any court in the Province of Ontario and submits and attorns to the non-exclusive jurisdiction of each such court.

EXHIBIT C

FORM OF CERTIFICATE TO BE DELIVERED IN CONNECTION WITH TRANSFERS

FROM RESTRICTED GLOBAL SECURITY

TO REGULATION S GLOBAL SECURITY

[date]

JPMorgan Chase Bank, N.A.
4 New York Plaza, 15th Floor
New York, New York 10004

Re: Rogers Wireless Inc. (the “Company”) 8.00% Senior Subordinated Notes due 2012 (the “Securities”)

Ladies and Gentlemen:

This letter relates to $_______ principal amount of Securities which are evidenced by the Restricted Global Security (CUSIP No. 77531QAN8) and held with the Depositary in the name of Cede & Co. and held for the benefit of __________ (the beneficial owner) (the “Transferor”). The Transferor has requested a transfer of such beneficial interest in the Securities to a Person who will take delivery thereof in the form of an equal principal amount of Securities evidenced by the Regulation S Global Security (CUSIP No. C7925HAG1).

In connection with such request and in respect of such Securities, we hereby certify that such transfer has been effected in compliance with the transfer restrictions applicable to the Global Securities and pursuant to and in accordance with Rule 903, Rule 904 or Rule 144 under the United States Securities Act of 1933, as amended (the “Securities Act”), and accordingly we hereby further certify that:

(A) if the transfer has been effected pursuant to Rule 903 or Rule 904:

(1) the offer of the Securities was not made to a person in the United States;

(2) either (a) at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States or (b) the transaction was executed in, on or through the facilities of a designated off-shore securities market and neither we nor any person acting on our behalf knows that the transaction has been pre-arranged with a buyer in the United States;

(3) no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable; and

(4) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

(B) If the transfer has been effected pursuant to Rule 144, the Securities have been transferred in a transaction permitted by Rule 144 under the Securities Act.

Upon giving effect to this request to exchange a beneficial interest in such Restricted Global Security for a beneficial interest in a Regulation S Global Security, the resulting beneficial interest shall be subject to the restrictions on transfer applicable to Regulation S Global Security pursuant to the Indenture and the Securities.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By:
Authorized Signature

EXHIBIT D

FORM OF CERTIFICATE TO BE DELIVERED IN CONNECTION WITH

TRANSFERS FROM REGULATION S GLOBAL SECURITY TO

RESTRICTED GLOBAL SECURITY

JPMorgan Chase Bank, N.A.
4 New York Plaza, 15th Floor
New York, New York 10004

Re: Rogers Wireless Inc. (the “Company”) 8.00% Senior Subordinated Notes due 2012 (the “Securities”)

Ladies and Gentlemen:

This letter relates to $_______ principal amount of the Securities which are evidenced by the Regulation S Global Security (CUSIP No. C7925HAG1) and held with the Depositary in the name of Cede & Co. and held for the benefit of __________ (the beneficial owner) (the “Transferor”). The Transferor has requested a transfer of such beneficial interest in the Securities to a Person who will take delivery thereof in the form of an equal principal amount of Securities evidenced by the Restricted Global Security (CUSIP No. 77531QAN8), to be held with the Depositary.

In connection with such request and in respect of such Securities, the Transferor hereby certifies that such transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the Securities are being transferred to a Person that the Transferor reasonably believes is purchasing the Securities for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Securities are being transferred in compliance with any applicable blue sky securities laws of any state of the United States.

Upon giving effect to this request to exchange a beneficial interest in Regulation S Global Securities for a beneficial interest in the Restricted Global Security, the resulting beneficial interest shall be subject to the restrictions on transfer applicable to the U.S Global Securities pursuant to the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company. Terms used in this certificate and not otherwise defined in the Indenture have the meanings set forth in Regulation S under the Securities Act.

Very truly yours

[Name of Transferor]

By:

EXHIBIT E

FORM OF CERTIFICATE FOR TRANSFER OR

EXCHANGE AFTER TWO YEARS

JPMorgan Chase Bank, N.A.
4 New York Plaza, 15th Floor
New York, New York 10004

Re: Rogers Wireless Inc. (the “Company”) 8.00% Senior Subordinated Notes due 2012 (the “Securities”)

Ladies and Gentlemen:

[For transfers: This letter relates to $____________ principal amount of Securities which are evidenced by a Restricted Global Security (CUSIP No. 77531QAN8) and held with the Depositary in the name of Cede & Co. [and held for the benefit of _________________] (the “Beneficial Owner”). The Beneficial Owner has requested that its beneficial interest in such Securities be transferred to a Person that will take delivery thereof in the form of an equal principal amount of Securities evidenced by the Regulation S Global Security (CUSIP No. C7925HAG1).

In connection with such request and in respect of such Securities, the Beneficial Owner does hereby certify that upon such transfer, (a) a period of at least two years will have elapsed since _____, 2004, (b) the Beneficial Owner during the three months preceding the date of such transfer was not an “affiliate” of the Company (as defined in Rule 144 under the Securities Act), and it was not acting on behalf of such an affiliate and (c) such Person to whom such transfer is being made is not an “affiliate” of the Company.]

[For exchanges: This letter relates to $_______________ principal amount of Securities that are evidenced by a [Restricted Global Security (CUSIP No. 77531QAN8) and held with the Depositary in the name of Cede & Co. [and held for the benefit of ] _______] (the “Beneficial Owner”). The Beneficial Owner has requested that its beneficial interest in such Securities be exchanged for a beneficial interest in an equal principal amount of Securities evidenced by the Regulation S Global Security (CUSIP No. C7925HAG1).

In connection with such request and in respect of such Securities, the Beneficial Owner does hereby certify that, upon such exchange, (a) it will be the beneficial owner of such Securities, (b) a period of at least two years will have elapsed since November 30, 2004 and (c) the Beneficial Owner will not be, and during the three months preceding the date of such exchange will not have been, an “affiliate” of the Company (as defined in Rule 144 under the Securities Act), and it is not acting on behalf of such an affiliate.]

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

Dated:	[Insert Name of Beneficial Owner]

By:
Name:
Title:

EXHIBIT F

FORM OF COMPANY SUBORDINATION

AGREEMENT WITH AGENT

SUBORDINATION AGREEMENT (the “Agreement”), made as of the [X] day of [X], 2004 among Rogers Wireless Inc., a corporation organized under the Canada Business Corporations Act (the “Company”), National Trust Company, a trust company incorporated under the laws of Ontario (hereinafter called the “Deed Trustee”), JPMorgan Chase Bank, N.A., a national banking association organized under the laws of the United States, as trustee (the “Trustee”), and The Bank of Nova Scotia as administrative agent (the “Agent”) for the several lenders (individually, a “Bank” and, collectively, the “Banks”) from time to time who are parties to the Bank Credit Agreement (as defined in Article 1 hereof).

WHEREAS the Company has authorized and issued U.S.$400,000,000 aggregate principal amount of the Securities (as defined in Article 1);

WHEREAS each Holder of a Security by its acceptance thereof has authorized and directed the Trustee on the Holder’s behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination provided in this Agreement and has appointed the Trustee its attorney-in-fact for any and all such purposes;

WHEREAS the Deed Trustee is required by the terms of the Bank Credit Agreement (as defined in Article 1 hereof) to be a party to this Agreement;

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Deed Trustee, the Trustee and the Agent agree as follows:

ARTICLE 1

DEFINITIONS

(a)	“Additional Bonds” means a bond or bonds, in addition to the Bond, issued under the Deed of Trust.

(b)
“Bank Credit Agreement” means the Amended and Restated Credit Agreement dated as of March 15, 1997, as amended by a first supplemental agreement dated as of April 12, 2001 and as further amended by a second amending agreement dated as of October 8, 2004, in each case, among the Company, the Banks and the Agent as in effect on the date of this Agreement and as such agreement may be further amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time.

(c)
“Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada) or any other Canadian federal or provincial law or the law of any other jurisdiction (including, without limitation, the United States of America) relating to bankruptcy, insolvency, winding-up, liquidation, reorganization or relief of debtors.

(d)
“Bankruptcy Order” means any court order made in a proceeding pursuant to or within the meaning of any Bankruptcy Law, containing an adjudication of bankruptcy or insolvency, or providing for liquidation, winding-up, dissolution or reorganization, or appointing a custodian of a debtor or of all or any substantial part of a debtor’s property, or providing for the staying, arrangement, adjustment or composition of indebtedness or other relief of a debtor.

(e)
“Bond” means the senior secured bond in the principal amount of Cdn.$4,000,000,000 dated as of March 15, 1997 issued by the Company under the Deed of Trust and pledged pursuant to the Bond Pledge Agreement.

(f)
“Bond Pledge Agreement” means the bond pledge agreement dated as of March 15, 1997 and pursuant to which the Bond is pledged to the Company to and in favour of the Agent for and on behalf of itself and each of the Banks.

(g)
“cash equivalents” means money, certified cheques, demand deposit accounts held by the Deed Trustee or other instruments or investments of equivalent liquidity and safety acceptable to holders of the Designated Senior Indebtedness.

(h)	“Designated Senior Indebtedness” means all Senior Indebtedness under the Bank Credit Agreement.

(i)	“Holder” means a Person in whose name a Security is registered in the Security Register.

(j)
“Indenture” means the Indenture, dated as of November 30, 2004, between the Company and the Trustee, relating to the Securities, as originally executed (including all exhibits and schedules thereto) and as it may from time to time be supplemented or amended by one or more indentures supplemental thereto entered into pursuant to the applicable provisions thereof.

(k)	“Initial Blockage Period” has the meaning specified in Section 2.3(b) hereof.

(l)
“Lien” means any mortgage, charge, pledge, lien, privilege, security interest, hypothec, cession and transfer, lease of real property or other encumbrance upon or with respect to any Property of an Obligor, now owned or hereafter acquired.

(m)	“Non-payment Event of Default” means any event (other than a Payment Default), the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Indebtedness.

(n)	“Obligors” means the Company and any Restricted Subsidiaries (as defined in the Bank Credit Agreement) collectively, and “Obligor” means any one of them individually.

(o)	“Payment Blockage Period” has the meaning specified in Section 2.3(b) hereof.

(p)
“Payment Default” means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of (or premium, if any) or interest on, or any other amount payable in connection with, Designated Senior Indebtedness.

(q)
“payment in full”, “paid in full” and any term of similar import means either (i) the actual payment in full of an obligation or indebtedness in cash or cash equivalents in the currency in which the obligation or indebtedness is denominated or, subject to any provision in the instrument governing such obligation or indebtedness relating to conversion of amounts received in a judgment currency other than the payment currency, the equivalent in Canadian dollars or (ii) the provision for such payment; provided that such provision shall be satisfactory to each of the Banks and shall be the same for all holders of Senior Indebtedness.

(r)	“Permitted Junior Securities” has the meaning specified in Section 2.2 hereof.

(s)	“Property” means, with respect to any Person, all of its undertaking, property or assets of any kind.

(t)	“Securities” means the Company’s 8.00% Senior Subordinated Notes due 2012.

(u)
“Senior Indebtedness” means any liability or obligation secured by the Bond or an Additional Bond or by liens ranking prior to the liens securing Bonds and, without duplication, the principal of (and premium, if any) and interest on and all other amounts due on or in connection with any Debt of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed.  Without limiting the generality of the foregoing, “Senior Indebtedness” shall include the principal of and premium, if any, and interest on all obligations of every nature of the Company from time to time owed to the Banks or the Agent under the Bank Credit Agreement and to the holders of or the trustee with respect to the Company’s 10-1/2% Senior Secured Notes due 2006, 9-5/8% Senior Secured Notes due 2011, 6-3/8% Senior (Secured) Notes due 2014, 9-3/4% Senior Secured Debentures due 2016, 7.625% Senior (Secured) Notes due 2011, Floating Rate Senior (Secured) Notes due 2010, 7.25% Senior (Secured) Notes due 2012 and 7.50% Senior (Secured) Notes due 2015.

Notwithstanding the foregoing, “Senior Indebtedness” shall not include (A) Debt evidenced by the Securities, (B) Debt of the Company that is expressly subordinated in right of payment to any Senior Indebtedness of the Company or the Securities, (C) Debt of the Company that by operation of law is subordinate to any general unsecured obligations of the Company, (D) Debt of the Company to the extent incurred in violation of the provisions of Section 1008 of the Indenture, (E) Inter-Company Subordinated Debt or Inter-Company Deeply Subordinated Debt or Debt of the Company to any Subsidiary, (F) any liability for Canadian federal, provincial or local taxes or U.S. federal, state or local taxes, or other taxes, owed or owing by the Company and (G) trade payables owed or owing by the Company.

(v)	“Subordinated Obligations” has the meaning specified in Section 2.1 hereof.

(w)
“Taxes” means any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax.

All other capitalized terms used herein without definition have the meanings ascribed thereto in the Indenture.

ARTICLE 2

SUBORDINATION OF SECURITIES

SECTION 2.1  SECURITIES SUBORDINATE TO SENIOR INDEBTEDNESS OF THE COMPANY

The Company covenants and agrees, and each Holder of a Security, by its acceptance thereof, likewise covenants and agrees that, to the extent and in the manner hereinafter set forth in this Article, the indebtedness represented by the Securities and the payment of the principal of (and premium, if any) and interest on each and all of the Securities and all other amounts payable with respect thereto (collectively, the “Subordinated Obligations”) are hereby expressly made subordinate and postponed to and subject in right of payment as provided in this Article to the prior payment in full of all Senior Indebtedness of the Company. All provisions of this Article 2 shall be subject to Section 2.14.

This Agreement shall constitute a continuing offer to all Persons who, in reliance upon such Agreement, become holders of, or continue to hold, Senior Indebtedness, and such provisions are made for the benefit of the holders of Senior Indebtedness, and such holders are made obligees hereunder and they or each of them may enforce such provisions.

SECTION 2.2  PAYMENT OVER OF PROCEEDS UPON DISSOLUTION, ETC.

In the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, arrangement, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, whether voluntary or involuntary, or (b) any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (c) any general assignment for the benefit of creditors or any other marshalling of assets or liabilities of the Company, then and in any such event

(1)
the holders of Senior Indebtedness of the Company shall receive payment in full of all amounts due on or in respect of all Senior Indebtedness of the Company before the Holders of the Securities are entitled to receive or retain any payment or distribution of any kind or character (other than a payment or distribution (i) from the trust described in Article Four of the Indenture (and specifically in Section 404 of the Indenture) or (ii) in the form of equity securities or subordinated securities of the Company or any successor obligor with respect to the Senior Indebtedness of the Company provided for by a plan of arrangement or reorganization or a proposal under any Bankruptcy Law that, in the case of any such subordinated securities, are subordinate in right of payment to all Senior Indebtedness of the Company (or such successor obligor) that may at the time be outstanding to substantially the same extent as, or to a greater extent than, the Securities are so subordinated as provided in this Article (such equity securities or subordinated securities hereinafter being “Permitted Junior Securities”)) on account of the Subordinated Obligations; and

(2)
any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than a payment or distribution (i) from the trust described in Article Four of the Indenture (and specifically in Section 404 of the Indenture) or (ii) in the form of Permitted Junior Securities), including, without limitation, by way of set-off or enforcement of any guarantee or otherwise, which the Trustee or the Holders would be entitled to receive and retain but for the provisions of this Article shall be paid by the liquidating trustee or agent or other Person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, immediately and directly to the holders of Senior Indebtedness of the Company or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, rateably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of such Senior Indebtedness; and

(3)
in the event that, notwithstanding the foregoing provisions of this Section, the Trustee or the Holder of any Security shall have received any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, including, without limitation, by way of set-off or enforcement of any guarantee or otherwise, in respect of the Subordinated Obligations which the Trustee or the Holder would be entitled to receive and retain but for the provisions of this Article, before all Senior Indebtedness of the Company is paid in full, then and in each such event such payment or distribution (other than a payment or distribution (i) from the trust described in Article Four of the Indenture (and specifically in Section 404 of the Indenture) or (ii) in the form of Permitted Junior Securities) shall be held by such recipient in trust and separate and apart from any of its other property for the benefit of the holders of Senior Indebtedness of the Company (which trust is hereby declared and acknowledged), and shall be paid over or delivered forthwith to the holders of Senior Indebtedness of the Company or their representative or representatives for application to the remaining unpaid Senior Indebtedness to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company; and

(4)
for greater certainty, any Taxes that have been withheld or deducted from any payment or distribution in respect of the Securities, or any Taxes that ought to have been withheld or deducted from any such payment or distribution that have been remitted to the relevant taxing authority, shall not be considered to be an amount that a Holder or the Trustee is entitled to receive and retain for the purposes of Section 2.2(2), or an amount that a Holder or the Trustee receives for the purposes of Section 2.3(3). For purposes of this paragraph (4), “Taxes” additionally includes any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of the United States of America or of any state or territory thereof or by any authority or agency therein or thereof having power to tax.

The amalgamation or consolidation of the Company with, or the merger of the Company into, another Person or the liquidation or dissolution of the Company following the conveyance, transfer, lease or other disposal of its properties and assets substantially as an entirety to another Person upon the terms and conditions of the Indenture shall not be deemed a dissolution, winding-up, liquidation, reorganization, arrangement, assignment for the benefit of creditors or marshalling of assets and liabilities of the Company for the purposes of this Section if the Person formed by such amalgamation or consolidation or into which the Company is merged or the Person which acquires such assets substantially as an entirety, as the case may be, shall, as a part of such amalgamation, consolidation, merger, conveyance, transfer, lease or disposal, comply with the conditions of Section 801 of the Indenture.

SECTION 2.3  SUSPENSION OF PAYMENT WHEN DESIGNATED SENIOR INDEBTEDNESS IN DEFAULT

(a)
Unless Section 2.2 shall be applicable, upon (1) the occurrence of a Payment Default and (2) receipt by the Trustee from the Agent (or such other representative of Designated Senior Indebtedness) of written notice of such occurrence, no payment or distribution of any assets of the Company of any kind or character shall be made by the Company, including, without limitation, by way of set-off or enforcement of any guarantee or otherwise, on account of the Subordinated Obligations or on account of the purchase or redemption or other acquisition of Securities unless and until such Payment Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness shall have been paid in full, after which the Company shall resume making any and all required payments in respect of the Securities, including any missed payments.

(b)
Unless Section 2.2 shall be applicable, upon (1) the occurrence of a Non-payment Event of Default and (2) receipt by the Trustee from the Agent (or such other representative of Designated Senior Indebtedness) of written notice of such occurrence, then no payment or distribution of any assets of the Company of any kind or character (other than a payment or distribution (i) from the trust described in Article Four of the Indenture (and specifically in Section 404 of the Indenture) or (ii) in the form of Permitted Junior Securities) shall be made by the Company, including, without limitation, by way of set-off or enforcement of any guarantee or otherwise, on account of the Subordinated Obligations or on account of the purchase or redemption or other acquisition of Securities for a period (“Payment Blockage Period”) commencing on the date of receipt by the Trustee of such notice from the Agent (or such other representative) unless and until (subject to any blockage of payments that may then be in effect under subsection (a) of this Section) (x) more than 179 days shall have elapsed since receipt of such written notice by the Trustee, (y) such Non-payment Event of Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness shall have been paid in full or (z) such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from the Agent (or such other representative), after which, in the case of clause (x), (y) or (z), the Company shall resume making any and all required payments in respect of the Securities, including any missed payments.  Notwithstanding any other provision of this Agreement, in no event shall a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Trustee of the notice referred to in clause (2) above (the “Initial Blockage Period”). Any number of additional Payment Blockage Periods may be commenced during the Initial Blockage Period; provided, however, that no such additional Payment Blockage Period shall extend beyond the Initial Blockage Period.  After the expiration of the Initial Blockage Period, no Payment Blockage Period may be commenced until at least 186 consecutive days have elapsed from the last day of the Initial Blockage Period.  Notwithstanding any other provision of this Agreement, no event of default with respect to Designated Senior Indebtedness which existed or was continuing on the date of the commencement of any Payment Blockage Period initiated by the Agent (or such other representative) for such Designated Senior Indebtedness shall be, or be made, the basis for the commencement of a second Payment Blockage Period initiated by the Agent (or such other representative) for such Designated Senior Indebtedness, whether or not within the Initial Blockage Period, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

(c)
In the event that, notwithstanding the foregoing, the Company shall make any payment to the Trustee or the Holder of any Security prohibited by the foregoing provisions of this Section, then and in each such event such payment shall be paid over and delivered forthwith to the Company, and no such payment so paid over shall be treated as a payment of any amount owing to the Trustee or a Holder of a Security.

SECTION 2.4  LIENS

The Company and the Trustee agree that all of the Subordinated Obligations are and, except as permitted under the Indenture and the Bank Credit Agreement, will be unsecured by any Lien upon or with respect to any of the Property of the Company. For greater certainty, the entering into of this Agreement does not fulfill the condition precedent, required under Section 5.4 of the Bank Credit Agreement to any of the Subordinated Obligations being secured by any Lien, that the Company, the Trustee and the Deed Trustee enter into a subordination and postponement agreement in form and content satisfactory to the Agent and the Majority Lenders (as defined in the Bank Credit Agreement). The Trustee agrees that should any Lien arise, whether by operation of law or otherwise, in its favour, it will hold the benefit thereof in trust for the holders of the Senior Indebtedness of the Company and, so long as any Senior Indebtedness of the Company is not paid in full, any payment by or on behalf of the Company or distribution of Property of the Company with respect to any such Lien will be made to the holders of the Senior Indebtedness of the Company or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

SECTION 2.5  PAYMENT PERMITTED IF NO DEFAULT

Nothing contained in this Article or elsewhere in this Agreement, the Indenture or in any of the Securities shall prevent the Company, at any time except during the pendency of any event referred to in clause (a), (b) or (c) of Section 2.2 or under the conditions described in Section 2.3, from making payments at any time of principal of (and premium, if any) or interest on the Securities.

SECTION 2.6  SUBROGATION TO RIGHTS OF HOLDERS OF SENIOR INDEBTEDNESS

Subject to the payment in full of all Senior Indebtedness of the Company, the Holders of the Securities shall be subrogated (equally and ratably with the holders of all indebtedness of the Company which by its express terms is subordinated and postponed to Senior Indebtedness of the Company to the same extent as the Securities are subordinated and postponed and which is entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness to the extent that payment of Senior Indebtedness has been made under Section 2.2 of this Agreement from amounts otherwise payable to Holders of the Securities, to receive payments and distributions of assets of the Company of any kind or character, whether in cash, property or securities applicable to the Senior Indebtedness of the Company until the Subordinated Obligations shall be paid in full. For purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness of the Company of any cash, property or securities to which the Holders of the Securities or the Trustee would be entitled except for the provisions of this Article, and no payments over pursuant to the provisions of this Article to the holders of Senior Indebtedness of the Company by Holders of the Securities or the Trustee, shall, as between the Company, its creditors other than holders of Senior Indebtedness, and the Holders of the Securities, be or be deemed to be a payment or distribution by the Company to or on account of the Senior Indebtedness of the Company.

SECTION 2.7  PROVISIONS SOLELY TO DEFINE RELATIVE RIGHTS

The provisions of this Article are, and are intended, solely for the purpose of defining the relative rights of the Holders of the Securities on the one hand and the holders of Senior Indebtedness of the Company on the other hand. Nothing contained in this Article or elsewhere in this Agreement, the Indenture or in the Securities is intended to or shall

(a)
impair, as between the Company and the Holders of the Securities, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Securities the principal of (and premium, if any) and interest on the Securities, or any payment required under the Indenture, as and when the same shall become due and payable in accordance with their terms; or

(b)	affect the relative rights against the Company of the Holders of the Securities and creditors of the Company other than the holders of Senior Indebtedness of the Company; or

(c)
prevent the Trustee or the Holder of any Security from exercising all remedies otherwise permitted by applicable law upon default under the Indenture including, without limitation, filing and voting claims in any proceeding under any Bankruptcy Law, subject to the rights, if any, under this Article of the holders of Senior Indebtedness of the Company in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

If a holder of Senior Indebtedness or a trustee for such holder shall receive in such capacity any amount under this Agreement and at the time of such receipt such holder or trustee is not entitled to (whether by reason of maturity, acceleration or otherwise) such amount under the terms of such Senior Indebtedness, then such holder or trustee shall turn such amount over to the Company. Any such amount so received by any holder of Senior Indebtedness or trustee for such holder which such holder or trustee is so required to turn over to the Company shall in no circumstances be considered to be a payment on account of such Senior Indebtedness.

SECTION 2.8 NO WAIVER OF SUBORDINATION PROVISIONS

(a)
No right of any present or future holder of any Senior Indebtedness of the Company to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or the Trustee or by any act or failure to act by any such holder, or by any non-compliance by the Company or the Trustee with the terms, provisions and covenants of this Agreement or the Indenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

(b)
Without in any way limiting the generality of subsection (a) of this Section, the holders of Senior Indebtedness of the Company may, at any time and from time to time, without the consent of or notice to the Trustee or the Holders of the Securities, without incurring responsibility to the Holders of the Securities and without impairing or releasing the subordination provided in this Article or the obligations hereunder of the Holders of the Securities to the holders of Senior Indebtedness of the Company, do any one or more of the following: (1) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, the terms of Senior Indebtedness of the Company or the terms of any instrument evidencing the same or any agreement under which Senior Indebtedness of the Company is outstanding (including, without limitation, any increase in the aggregate principal amount of any indebtedness thereunder, it being understood that any such additional indebtedness shall not constitute Senior Indebtedness to the extent incurred in violation of Section 1008 of the Indenture); (2) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Indebtedness of the Company; (3) release any Person liable in any manner for the collection of Senior Indebtedness of the Company; and (4) exercise or refrain from exercising any rights against the Company and/or any other Person.

(c)
If the Trustee on behalf of the Holders or any Holders should fail to file a proof of claim in any bankruptcy, insolvency, receivership or similar proceeding relating to the Company at least 30 days before the expiration of the time to file such claim or claims, each holder of Senior Indebtedness of the Company (or its representative) is hereby authorized to file an appropriate claim for and on behalf of all or any of the Holders.

SECTION 2.9 NOTICE TO THE TRUSTEE

(a)
The Company shall give prompt written notice to the Trustee of any fact known to it which would prohibit the making of any payment or distribution to or by the Trustee in respect of the Securities.  Notwithstanding the provisions of this Article or any other provision of this Agreement, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment to or by the Trustee in respect of the Securities, unless and until the Trustee shall have received written notice thereof from the Company, the Agent, a representative for the holders of Senior Indebtedness of the Company or any trustee, fiduciary or agent therefor; and prior to the receipt of any such written notice, the Trustee, subject to the provisions of Section 601 of the Indenture, shall be entitled in all respects to assume that no such facts exist; provided, however, that, if the Trustee shall not have received the notice provided for this Section or Section 2.3 hereof prior to the date on which by the terms of the Indenture any money may become payable for any purpose (including, without limitation, the payment of the principal of (and premium, if any) or interest on or any amounts payable in connection with any Security), then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such money and to apply the same to the purpose for which such money was received and shall not be affected with respect to such action taken by any notice to the contrary which may be received by the Trustee on or after such date.

(b)
Subject to the provisions of the Trust Indenture Act Sections 315(a) through (d), the Trustee shall be entitled to rely on any written notice delivered to them from time to time by a representative for the holders of Senior Indebtedness of the Company for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of the Senior Indebtedness of the Company and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article Two. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of Senior Indebtedness of the Company to participate in any payment or distribution pursuant to this Article, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Indebtedness of the Company held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

SECTION 2.10  RELIANCE ON BANKRUPTCY ORDER OR CERTIFICATE OF LIQUIDATING AGENT

Upon any payment or distribution of assets of the Company referred to in this Article, the Trustee, subject to the provisions of the Trust Indenture Act Sections 315(a) through (d), and the Holders of the Securities shall be entitled to rely on any Bankruptcy Order entered by any court of competent jurisdiction, or a certificate of (i) the trustee in bankruptcy (or other court-appointed officer) as to matters over which it has authority, (ii) a receiver under the Deed of Trust or any other receiver whose certificate is agreed to by the Deed Trustee or (iii) an assignee for the benefit of all unsecured creditors as to matters over which it has authority, delivered to the Trustee or to the Holders of Securities from time to time by any Person, for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of Senior Indebtedness of the Company and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article.

SECTION 2.11  RIGHTS OF THE TRUSTEE AS HOLDER OF SENIOR INDEBTEDNESS OF THE COMPANY; PRESERVATION OF THE TRUSTEE’S RIGHTS

Subject to the terms of this Article, the Trustee in its individual capacity shall be entitled to all the rights set forth in this Article with respect to any Senior Indebtedness of the Company which may at any time be held by it, to the same extent as any other holder of Senior Indebtedness of the Company, and nothing in this Agreement shall deprive the Trustee of any of its rights as such holder. Nothing in this Article shall apply to the claims of, or payments to, the Trustee under or pursuant to Section 607 of the Indenture.

SECTION 2.12  ARTICLE APPLICABLE TO PAYING AGENTS

In case at any time any Paying Agent other than the Trustee shall have been appointed by the Company under the Indenture and be then acting thereunder, the term “Trustee” as used in this Article shall in such case (unless the context otherwise requires) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if such Paying Agent were named in this Article in addition to or in place of the Trustee; provided, however, that Section 2.11 shall not apply to the Company or any Affiliate of the Company if any of them is acting as Paying Agent.

SECTION 2.13  NO SUSPENSION OF REMEDIES

Nothing contained in this Article shall limit the right of the Trustee or the Holders to take any action to accelerate the maturity of the Securities pursuant to Article Five of the Indenture or to pursue any rights or remedies under the Indenture or under applicable law; provided, however, that, upon the occurrence and during the continuance of an Event of Default under the Indenture, neither the Trustee nor any Holder shall be entitled to accelerate the maturity of all or any of the Subordinated Obligations until the earlier to occur of the fifth Business Day following the receipt by the Company and the Agent of a written declaration of acceleration as provided in Section 502 of the Indenture and the date of acceleration in full of the Designated Senior Indebtedness. The Trustee agrees that it will immediately upon receipt by it of a notice of a Default under the Indenture, or the cure or waiver of such Default, immediately give notice of same to the Deed Trustee.

SECTION 2.14  TRUST MONEYS NOT SUBORDINATED

Notwithstanding anything contained herein to the contrary, payments from cash or the proceeds of U.S. Government Obligations held in trust under the provisions of the Indenture relating to defeasance by the Trustee (or such other trustee who shall have satisfied the requirements of the Indenture) and which were deposited in accordance with the terms of such provisions of the Indenture relating to defeasance and not in violation of Section 2.3 hereof and the corresponding provisions of the Indenture, if any, for the payment of principal of (and premium, if any) and interest on the Securities shall not be subordinated to the prior payment of any Senior Indebtedness of the Company or subject to the restrictions set forth in this Article 2 and none of the Holders shall be obligated to pay over any such amount to the Company or any holder of Senior Indebtedness of the Company or any other creditor of the Company; provided, however, the Company will not exercise the benefit of such defeasance without the prior written consent of the Majority Lenders (as defined in the Bank Credit Agreement), and the Company must provide the Trustee with written evidence of the prior written consent of the Majority Lenders (as defined in the Bank Credit Agreement) before it may exercise its defeasance option.

SECTION 2.15  TRUSTEE TO EFFECTUATE SUBORDINATION

Each Holder of a Security by its acceptance thereof authorizes and directs the Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Agreement and appoints the Trustee its attorney-in-fact for any and all such purposes.

SECTION 2.16  ASSIGNMENT BY HOLDERS OF SENIOR INDEBTEDNESS

(a)
No payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities made to the holders of Senior Indebtedness of the Company (1) under Section 2.2(2) by a liquidating trustee or agent or other person or (2) under Section 2.2(3) by the Trustee or a Holder shall, to the extent that such payment or distribution to the holders of Senior Indebtedness has been made from amounts otherwise payable to the Holders of the Securities, as between the Company and the holders of Senior Indebtedness to whom such payment or distribution was made, constitute or be deemed to be a payment on account of such Senior Indebtedness. If the Trustee or the Holders are not for any reason entitled to be subrogated to the rights of holders of Senior Indebtedness in respect of such payment or distribution, then, subject to clause (b) of this Section, each holder of Senior Indebtedness to whom any such payment or distribution is made will promptly after request by the Trustee assign its Senior Indebtedness to the extent of such payment or distribution and all rights with respect thereto (excluding any rights to any security) to the Trustee on behalf of the Holders.

(b)
A holder of Senior Indebtedness of the Company shall not be required to provide an assignment under clause (a) of this Section if (i) such holder, acting reasonably, concludes that there is a likelihood that the granting of such assignment on the terms of the relevant assignment agreement would cause such holder to be liable to any other Person or (ii) all Senior Indebtedness of the Company shall not have been paid in full.

SECTION 2.17  PAYMENTS BY AFFILIATES

At any time when the provisions of Section 2.2(a), (b) or (c) or Section 2.3(a) or (b) shall be applicable, the Company will not permit any Affiliate to make any payment or distribution of assets for or on behalf of the Company to the Trustee or to any Holder that the Company or any obligor or guarantor with respect to the Subordinated Obligations would be prohibited from making under any of such Sections (or the equivalent provisions with respect to such obligor or guarantor), without the prior written consent of the Majority Lenders (as defined in the Bank Credit Agreement) (it being understood that, upon receipt of such consent, nothing in this Agreement shall be deemed to prevent, and such Affiliate shall be entitled to make, any such payment).

ARTICLE 3

NOTICE

SECTION 3.1  NOTICES

Any notice or other communication required or permitted to be given or made hereunder, shall be in writing or by telecopy and shall not be effective until received and shall be addressed as follows:

if to the Company, addressed to it at:

One Mount Pleasant Road
Toronto, Ontario
M4Y 2Y5

Attention: Chief Financial Officer
Telecopy:  (416) 935-7953

Copy to:

Rogers Communications Inc.
10th Floor
333 Bloor Street East
Toronto, Ontario
M4W 1G9

Attention: Chief Financial Officer
Telecopy:  (416) 935-3557

if to the Trustee, addressed to it at:

4 New York Plaza
15th Floor
New York, New York 10004

Attention: Institution Trust Services
Telecopy:  (212) 623-6166

if to the Agent, addressed to it at:

Corporate Banking - Communications,
Media & Technology
62nd Floor, 40 King Street West
Toronto, Ontario
M5W 2X6

Attention: Managing Director
Telecopy:  (416) 866-2010

if to the Deed Trustee, addressed to it at:

c/o  CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1 Toronto, Ontario
M5H 4A6

Attention: Manager, Corporate Trust Department
Telecopy:  (416) 643-5570

Any such notice or demand, if telecopied before 4:30 p.m. on a Business Day shall be deemed to have been received on that day, and after 4:30 p.m. on a Business Day, shall be deemed to have been received on the Business Day next following the date of transmission.

ARTICLE 4

MISCELLANEOUS

SECTION 4.1  AMENDMENT, ETC.

No amendment, modification or waiver of any provision of this Agreement or consent to any departure from any provision of this Agreement will in any event be effective unless it is signed by the Company, the Trustee and the Agent.

SECTION 4.2  SUCCESSOR TRUSTEE

If the Trustee for the time being under the Indenture shall resign or be removed and a successor trustee thereafter shall be appointed in accordance with the Indenture, then upon such successor trustee agreeing in writing to be bound by the provisions of this Agreement as the Trustee hereunder, all references herein to “Trustee” in this Agreement shall be deemed to be references to such successor trustee as and from such date and such successor trustee shall receive and become vested with all the rights, powers, privileges and duties of the retiring or removed Trustee and the retiring or removed Trustee shall be discharged from its further duties and obligations as Trustee under this Agreement.

SECTION 4.3  APPLICABLE LAW AND SUBMISSION TO JURISDICTION

This Agreement shall be conclusively deemed to be a contract made in the Province of Ontario and shall for all purposes be governed by and interpreted in accordance with the laws of the Province of Ontario and federal laws of Canada applicable therein in effect from time to time without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Company may be found. Each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

SECTION 4.4  ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties with respect to the subject matter and supersedes all prior negotiations, undertakings, representations and understandings.

SECTION 4.5  SEVERABILITY

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate or render unenforceable the remaining provisions, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 4.6  SUCCESSORS AND ASSIGNEES

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assignees.

SECTION 4.7  COUNTERPARTS

This Agreement and the acceptance thereof may be executed on any number of separate counterparts and all said counterparts taken together shall be deemed to constitute one and the same instrument.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, on this ______ day of ___________________, 2004.

ROGERS WIRELESS INC.

By:
	Name:	Alan D. Horn
	Title:	Vice-President

By:
	Name:	M. Lorraine Daly
	Title:	Vice-President, Treasurer

NATIONAL TRUST COMPANY, as Deed Trustee

By:
Name:
Title:

By:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Trustee

By:
Name:
Title:

By:
Name:
Title:

THE BANK OF NOVA SCOTIA,

as Agent, with the consent of the Majority Lenders (as defined in the Bank Credit Agreement)

By:
Name:
Title:

By:
Name:
Title:

EXHIBIT G

FORM OF SUBORDINATION AGREEMENT

WITH THE SENIOR DEBT TRUSTEES

This Subordination Agreement made as of [Date] between Rogers Wireless Inc. (the “Company”) and JPMorgan Chase Bank, N.A., as trustee (the “Trustee”), under the Indenture (as defined below) and ___ as [trustee/representative] (the “Senior Debt Trustee”) under [an indenture] dated as of [Date] between the Company, [list Guarantor parties] and the Senior Debt Trustee, as [trustee/representative] for the holders of [ ]% Senior [Notes] [Debentures] due [ ] of the Company issued under such [indenture] and outstanding from time to time and constituting Senior Indebtedness (such holders being hereinafter called “holders of Senior Indebtedness”).

WITNESSES THAT WHEREAS:

A. The Company and the Trustee have entered into an indenture (the “Indenture”) dated as of November 30, 2004 providing for the issuance of 8.00% Senior Subordinated Notes due 2012 of the Company (the “Securities”); and

B. As set forth in the Indenture and in the Securities, the Holders have authorized the execution and delivery by the Trustees of this Agreement on their behalf;

NOW THEREFORE for value received the parties agree as follows:

1.  DEFINITIONS.

A capitalized term not defined in this Agreement has the meaning ascribed to such term in the Indenture.

2.  SUBORDINATION.

The Trustee, under the authority granted to it in the Indenture and on behalf of and as agent for all Holders of outstanding Securities, and the Company hereby covenant with the Senior Debt Trustee in its capacity as trustee that the indebtedness represented by the Securities and the payment of the principal of (and premium, if any) and interest on each and all of the Securities delivered from time to time under the Indenture thereunder are subordinate and subject in right of payment to the prior payment in full of Senior Indebtedness to holders of Senior Indebtedness, in the manner, to the extent and with the same effect as if the terms and provisions of the Indenture were set forth herein.

3.  PAYMENT TO THE COMPANY IN CERTAIN CIRCUMSTANCES.

Pursuant to Section 1207 of the Indenture, if a holder of Senior Indebtedness or the Senior Debt Trustee shall receive in such capacity any amount under this Agreement and at the time of receipt such holder or the Senior Debt Trustee is not entitled to (whether by reason of maturity, acceleration or otherwise) such amount under the terms of such Senior Indebtedness, then such holder or the Senior Debt Trustee shall turn over such amount to the Company. Any such amount so received by any holder of Senior Indebtedness or the Senior Debt Trustee which such holder or the Senior Debt Trustee is so required to turn over to the Company shall in no circumstances be considered to be a payment on account of such Senior Indebtedness.

4.  BINDING EFFECT AND INUREMENT.

This Agreement shall be binding upon the successors of the Company and the Trustee, and enure to the benefit of the successors of the Senior Debt Trustee in their capacity as trustees.

5.  NO WAIVER OR AMENDMENT.

No provision of this Agreement may be waived or amended except by an instrument in writing signed by the party against whom the enforcement of any waiver or amendment is sought.

6.  NO PERSONAL LIABILITY.

The Trustee and the Senior Debt Trustee make no representation or warranty as to the validity, sufficiency or effect of this Agreement, or as to the authority of the Trustee or the Senior Debt Trustee, as the case may be, to execute or deliver this Agreement. The Trustee and the Senior Debt Trustee shall have no personal responsibility or liability with respect to the covenant contained in Section 2 hereof.

7.  COUNTERPARTS

This Agreement may be executed on any number of separate counterparts and all said counterparts taken together shall be deemed to constitute one and the same instrument.

8.  GOVERNING LAW.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ROGERS WIRELESS INC.

By:
Title:

By:
Title:

JPMORGAN CHASE BANK, N.A.

By:
Title:

[ ], a Senior Debt Trustee

By:
Title: